Form 10-K, Exhibit 13
period 1998-12-31
MID AMERICAN ENERGY HOLDINGS CO /NEW/
filed 1999-04-01
CIK 1081316

Financial Summary                                     EXHIBIT 13

Over the last three years ended December 31, 1998, MidAmerican Energy Holdings Company, the successor of CalEnergy Company, Inc. (the "Company"), has experienced significant growth. Revenues have risen at a compound annual rate of 89% from approximately $399 million in 1995 to approximately $2,683 million in 1998 and net income available to common stockholders, excluding extraordinary items and the cumulative effect of a change in accounting principle, has risen at a compound annual rate of 30% from approximately $62.3 million in 1995 to approximately $137.5 million in 1998. This significant growth has been achieved through: (i) acquisitions that complement and diversify the Company's existing business, broaden the geographic locations of its assets and enhance its competitive capabilities; (ii) enhancement of the financial and technical performance of existing and acquired projects; and (iii) development and construction of new projects.

On August 11, 1998, the Company entered into an Agreement and Plan of Merger with MidAmerican Energy Holdings Company ("MidAmerican"). The MidAmerican Merger closed on March 12, 1999 and the Company paid $27.15 in cash for each outstanding share of MidAmerican common stock for a total of approximately $2.42 billion in a merger, pursuant to which MidAmerican became an indirect wholly owned subsidiary of the Company. Additionally, the Company reincorporated in the State of Iowa, was renamed MidAmerican Energy Holdings Company and upon closing became an exempt public utility holding company.

The consummation of the MidAmerican Merger was conditioned upon receipt of a number of regulatory and shareholder approvals and the disposition of partial interests in certain of the Company's power generating facilities in order to maintain the qualifying facilities status of such independent power generating facilities. On February 26, 1999, the Company closed the sale of all of its ownership interests in the Coso Joint Ventures to Caithness Energy LLC. The price includes $205 million in cash and $5 million in contingent payments plus the assumption of approximately $67.7 million in debt. On February 8, 1999, the Company created a new subsidiary, CE Generation LLC ("CE Generation") and subsequently transferred its interest in the Imperial Valley Projects and Gas Projects (both as defined below) to CE Generation. On March 2, 1999, CE Generation closed the sale of $400 million aggregate principal amount of its 7.416% Senior Secured Bonds due 2018. On March 3, 1999, the Company closed the sale of 50% of its ownership interests in CE Generation to an affiliate of El Paso Energy Corporation for approximately $247 million in cash, $6.5 million in contingent payments and $23.5 million in equity commitments. Including the gross proceeds from the CE Generation debt offering, the aggregate consideration was approximately $677 million.

On January 2, 1998, the Company completed the purchase of Kiewit Diversified Group's ("KDG") ownership interest in various project partnerships and common shares of the Company (the "KDG Acquisition") for a cash price of approximately $1,160 million, including transaction costs. KDG's ownership interest in the Company comprised 20,231,065 shares of common stock (assuming exercise by KDG of one million options to purchase the Company's shares), the 30% interest in Northern Electric plc ("Northern"), as well as the following minority project interests: Mahanagdong (45%), Casecnan (35%), Dieng (47%), Patuha (44%), Bali (30%) and
other interests in international development stage projects.

On December 24, 1996, CE Electric UK plc ("CE Electric"), which was then 70% owned indirectly by the Company and 30% owned indirectly by KDG, acquired majority ownership of the outstanding ordinary share capital of Northern pursuant to a tender offer (the "Northern Tender Offer") commenced in the United Kingdom on November 5, 1996. As of March 18, 1997, CE Electric effectively owned 100% of Northern's ordinary shares.

In the last three years, the Company has consummated two other significant acquisitions, in addition to the acquisitions of MidAmerican, KDG and Northern. In April 1996, the Company completed the buy-out for approximately $70 million of its partner's interests ("Partnership Interest") in four electric generating plants in Southern California, resulting in sole ownership of the Imperial Valley Project. In August 1996, the Company acquired Falcon Seaboard Resources, Inc. ("Falcon Seaboard") for approximately $226 million, thereby acquiring significant ownership in 520 MW of natural gas-fired electric production facilities located in New York, Texas and Pennsylvania and a related gas transmission pipeline.

The Company had actual outstanding shares of 62.1 million at December 31, 1997 after adjusting for the purchase of KDG's shares on January 2, 1998. During 1998, the Company repurchased
2.7 million shares as part of a corporate stock repurchase program. The Company's actual outstanding shares at December 31, 1998 was 59.6 million and was further reduced by additional repurchases in 1999 of approximately 786,000 shares resulting in actual outstanding shares of approximately 58.8 million at March 29, 1999.

SELECTED Financial Data
In Thousands, Except Per Share Amounts

                                          Year Ended December 31,
                                  1998(1)      1997       1996(2)      1995(3)     1994
Income Statement Data:
Operating revenue              $2,555,206    $2,166,338    $518,934    $335,630    $154,562
Total revenue                   2,682,711     2,270,911     576,195     398,723     185,854
Expenses                        2,410,658     2,074,051     435,791     301,672     130,018
Income before provision for
  income taxes                    272,053       196,860(4)  140,404      97,051      55,836
Minority interest                  41,276        45,993       6,122       3,005         ---
Income before change in
  accounting principle and
  extraordinary item              137,512        51,823     492,461      63,415      38,834
Extraordinary item, net of tax     (7,146)     (135,850)        ---         ---      (2,007)
Cumulative effect of change in
  accounting principle, net of tax (3,363)          ---         ---         ---         ---
Net income (loss)                 127,003       (84,027)    492,461      63,415      36,827
Preferred dividends                   ---           ---         ---       1,080       5,010
Net income (loss) available to
  common stockholders             127,003       (84,027)    492,461      62,335      31,817
Income per share before change in
  accounting principle and
  extraordinary item            $    2.29       $  0.77(4) $   1.69     $  1.32     $  1.02
Extraordinary item per share        (0.12)        (2.02)        ---         ---       (0.06)
Cumulative effect of change in
  accounting principle per share    (0.06)          ---         ---         ---         ---
Net income (loss) per share     $    2.11       $ (1.25)(4) $  1.69     $  1.32     $  0.96
Basic common shares outstanding    60,139        67,268      54,739      47,249      33,189
Income per share before extraordinary
  item and cumulative effect of
  change in accounting - diluted$    2.15       $ 0.754     $  1.54     $  1.22     $  0.95
Extraordinary item - diluted        (0.10)        (1.97)        ---         ---       (0.05)
Cumulative effect of change in
  accounting principle - diluted    (0.04)          ---         ---         ---         ---
Net income (loss) per
  share - diluted               $    2.01       $ (1.22)(4) $  1.54     $  1.22     $  0.90
Diluted shares outstanding         74,100        68,686      65,072      56,195      39,203

Balance Sheet Data:
Total assets                   $9,103,524    $7,487,626  $5,630,156  $2,654,038  $1,131,145
Total liabilities               7,598,040     5,282,162   4,181,052   2,084,474     867,703
Company-obligated mandatorily
 redeemable convertible preferred
 securities of subsidiary trusts  553,930       553,930     103,930         ---         ---
Preferred securities of
 subsidiary                        66,033        56,181     136,065         ---         ---
Minority interest                     ---       134,454     299,252         ---         ---
Redeemable preferred stock            ---           ---         ---         ---      63,600
Stockholders' equity              827,053       765,326     880,790     543,532     179,991

(1) Reflects the acquisition of KDG.
(2) Reflects the acquisitions of Northern, Falcon Seaboard and the Partnership Interest owned for a portion of the year.
(3) Reflects the acquisition of Magma Power Company owned for a portion of the year.
(4) Includes the $87,000, $1.29 per basic share, $1.27 per diluted share, non-recurring Indonesian asset impairment charge.

MANAGEMENT'S Discussion and Analysis of Financial Condition and Results of Operations

The following is management's discussion and analysis of certain significant factors which have affected the Company's financial condition and results of operations during the periods included in the accompanying statements of operations and do not include any results from MidAmerican. The Company's actual results in the future will differ significantly from the Company's historical results due to the MidAmerican Merger.

Acquisitions

On August 11, 1998, the Company entered into an Agreement and Plan of Merger with MidAmerican Energy Holdings Company ("MidAmerican"). The MidAmerican Merger closed on March 12, 1999 and the Company paid $27.15 in cash for each outstanding share of MidAmerican common stock for a total of approximately $2.42 billion in a merger, pursuant to which MidAmerican became an indirect wholly owned subsidiary of the Company. Additionally, the Company reincorporated in the State of Iowa, was renamed MidAmerican Energy Holdings Company and upon closing became an exempt public utility holding company.

The consummation of the MidAmerican Merger was conditioned upon receipt of a number of regulatory and shareholder approvals and the disposition of partial interests in certain of the Company's power generating facilities in order to maintain the qualifying facilities status of such independent power generating facilities. On February 26, 1999, the Company closed the sale of all of its ownership interests in the Coso Joint Ventures to Caithness Energy LLC ("Caithness"). The price includes $205 million in cash and $5 million in contingent payments plus the assumption of approximately $67.7 million in debt. On February 8, 1999, the Company created a new subsidiary, CE Generation LLC ("CE Generation") and subsequently transferred its interest in the Imperial Valley Projects and Gas Projects (both as defined below) to CE Generation. On March 2, 1999, CE Generation closed the sale of $400 million aggregate principal amount of its 7.416% Senior Secured Bonds due 2018. On March 3, 1999, the Company closed the sale of 50% of its ownership interests in CE Generation to an affiliate of El Paso Energy Corporation for approximately $247 million in cash, $6.5 million in contingent payments and $23.5 million in equity commitments. Including the gross proceeds from the CE Generation debt offering, the aggregate consideration was approximately $677 million.

On January 2, 1998, the Company completed the purchase of Kiewit Diversified Group's ("KDG") ownership interest in various project partnerships and common shares of the Company (the "KDG Acquisition") for a cash price of approximately $1,160 million, including transaction costs. KDG's ownership interest in the Company comprised 20,231,065 shares of common stock (assuming exercise by KDG of one million options to purchase the Company's shares), a 30% interest in Northern Electric plc ("Northern"), as well as the following minority project interests: Mahanagdong (45%), Casecnan (35%), Dieng (47%), Patuha (44%), Bali (30%) and
other interests in international development stage projects.

On December 24, 1996, CE Electric UK plc ("CE Electric"), which was then 70% owned indirectly by the Company and 30% owned indirectly by KDG, acquired majority ownership of the outstanding ordinary share capital of Northern pursuant to a tender offer (the "Northern Tender Offer") commenced in the United Kingdom on November 5, 1996. As of March 18, 1997, CE Electric effectively owned 100% of Northern's ordinary shares.

In the last three years, the Company has consummated two other significant acquisitions, in addition to the acquisitions of MidAmerican, KDG and Northern. In April 1996, the Company completed the buy-out for approximately $70 million of its partner's interests ("Partnership Interest") in four electric generating plants in Southern California, resulting in sole ownership of the Imperial Valley Project. In August 1996, the Company acquired Falcon Seaboard Resources, Inc. ("Falcon Seaboard") for approximately $226 million, thereby acquiring significant ownership in 520 MW of natural gas-fired electric production facilities located in New York, Texas and Pennsylvania and a related gas transmission pipeline.

Power Generation Projects

For purposes of consistency in financial presentation, plant capacity factors for Navy I, Navy II, and BLM plants (collectively the "Coso Project"), are based upon a nominal capacity amount of 80 net MW for each plant. Plant capacity factors for the Vulcan, Hoch (Del Ranch), Elmore and Leathers plants (collectively with CE Turbo currently under construction, the "Partnership Project"), are based on nominal capacity amounts of 34, 38, 38, and 38 net MW, respectively, and for the Salton
Sea I, Salton Sea II, Salton Sea III and Salton Sea IV plants (collectively with Salton Sea V currently under construction, the "Salton Sea Project"), are based on nominal capacity amounts of 10, 20, 49.8 and 39.6 net MW, respectively (the Partnership Project and the Salton Sea Project are collectively referred to as the "Imperial Valley Project"). Plant capacity factors for Saranac, Power Resources, NorCon and Yuma plants (collectively the "Gas Plants") are based on capacity amounts of 240, 200, 80 and 50 net MW, respectively. Each plant possesses an operating margin which allows for production in excess of the amount listed above. Utilization of this operating margin is based upon a variety of factors and can be expected to vary throughout the year under normal operating conditions.

See Note 5 to the financial statements for a discussion of the Company's significant operating contracts.

Results  of Operations Three Years Ended December 31, 1998,  1997
and 1996

Operating revenues increased to $2,555.2 million in the year ended December 31, 1998, from $2,166.3 million in the year ended December 31, 1997, an 18.0% increase. This growth was primarily due to higher volumes and related revenues of gas and electricity supplied by Northern, commencement of operations at Malitbog
Units II and III in the third quarter of 1997, and the consolidation of the Mahanagdong project resulting from the KDG Acquisition which had been accounted for using the equity method of accounting.

The increase in operating revenues in 1997 to $2,166.3 million from $518.9 million in 1996 was primarily due to the acquisitions of Northern, Falcon Seaboard and the Partnership Interest, as well as the commencement of earnings at Salton Sea IV, Upper Mahiao and Malitbog.

The   following  data  represents  the  supply  and  distribution operations at Northern:

                                     1998       1997        1996


Electricity Supply (GWh)            15,313     14,378      14,185
Electricity Distribution (GWh)      15,904     15,714      15,656
Gas Supply (Therms in millions)      359.5       74.5        50.0


The increase in electricity supplied reflects the increase in contract volumes in the competitive greater than 100 kW market. The less than 100 kW market began opening on a national basis by area in September 1998. The increase in electricity distributed in 1998 from 1997 reflects increased activity in the local economy. The increase in gas supplied in 1998 from 1997 reflects the increased volume as the domestic gas supply business in the U.K. opened up to competition beginning in November 1997.

The following operating data represents the aggregate capacity and electricity production of the domestic geothermal projects:

                                     1998       1997        1996


Overall capacity factor              100.2%     101.4%      104.4%
kWh produced (in thousands)       4,454,500  4,507,500   4,502,200
Capacity NMW (average)                507.4      507.4       491.0*

* Weighted average for the commencement of operations at Salton
Sea IV in 1996.

The capacity factor was 105.4% in the fourth quarter of 1998 compared to 105.1%, 96.4% and 93.8% for the third, second and first quarters of 1998, respectively. The capacity factor decreased in 1998 from 1997 due to marginally decreasing production at the Coso Project and scheduled turbine overhauls at BLM, Elmore, Leathers and Salton Sea.

The following operating data represents the aggregate capacity and electricity production of the Gas Plants:


                                    1998           1997            1996

Overall capacity factor             81.6%          84.3%           84.2%
kWh  produced (in thousands)    4,072,620      4,211,030       4,216,800
Installed capacity NMW                570            570             570

The capacity factor of the Gas Plants reflects the effect of certain contractual curtailments. The capacity factors adjusted for these contractual curtailments are 92.2%, 95.7% and 93.2% for 1998, 1997 and 1996, respectively. The capacity factor decreased in 1998 from 1997 primarily due to the severe winter snow and ice storms which caused transmission curtailments at Saranac, as well as a turbine overhaul at PRI.

Interest and other income increased in 1998 to $127.5 million from $104.6 million in 1997, a 21.9% increase. This increase was due primarily to interest earned by Casecnan on the cash held for construction, interest earned on the proceeds of the senior note and bond offering and the dividends received from our investment in Teesside Power Limited, partially offset by lower equity earnings due to the consolidation of Mahanagdong equity interest in 1998. Interest and other income increased in 1997 to $104.6 million from $57.3 million in 1996 primarily due to interest earned by Northern, equity earnings from Saranac and Mahanagdong and increased interest income on the proceeds of the equity and senior note offerings in October 1997.

Cost of sales increased to $1,258.5 million in 1998 from $1,055.2 million in 1997. This increase is primarily due to higher volumes of gas and electricity supplied. Cost of sales increased to $1,055.2 million in 1997 from $31.8 million in 1996 due to the acquisition of Northern. Cost of sales in 1996 represents Northern's costs of electricity during the period of the Company's controlling interest since December 24, 1996.

Operating expense increased to $425.0 million in 1998 from $345.8 million in 1997, an increase of 22.9%. This increase is due to an increase in Northern's customer acquisition costs, including commissions and opening meter reads associated with the opening of the competitive gas supply market. Operating expense increased to $345.8 million in 1997 from $132.7 million in 1996, an increase of 160.7%. The increase is a result of the Northern, Falcon Seaboard and the Partnership Interest acquisitions, as well as the commencement of receipt of revenue at Salton Sea IV, Upper Mahiao and Malitbog.

General and administration costs decreased to $46.4 million in 1998 from $52.7 million in 1997, a decrease of 12.0%. This decrease is due to the integration of Northern's corporate costs and other corporate reductions. General and administration costs increased to $52.7 million in 1997 from $21.5 million in 1996, an increase of 145.7%. This increase is primarily a result of the addition of Northern.

Depreciation and amortization increased to $333.4 million in 1998 from $276.0 million in 1997, an increase of 20.8%. This increase is due to the commencement of operations at Mahanagdong and Units II and III at Malitbog and the amortization of the allocated purchase price and goodwill related to the KDG Acquisition. Depreciation and amortization increased in 1997 to $276.0 million from $118.6 million in 1996, a 132.8% increase. This increase is primarily due to the Northern, Partnership Interest and Falcon Seaboard acquisitions, and the commencement of operations at Salton Sea IV, Upper Mahiao and Malitbog.

As   a   result  of  the  KDG  Acquisition,  Casecnan  is   fully
consolidated  into  the Company's financial statements  beginning
January  2,  1998  and  is  no  longer  recorded  as  an   equity
investment.

Interest expense, less amounts capitalized, increased in 1998 to $347.3 million from $251.3 million in 1997, a 38.2% increase, and increased to $251.3 million in 1997 from $126.0 million in 1996, a 99.4% increase. Higher interest expense is primarily due to the consolidation of Casecnan resulting from the KDG Acquisition, the greater average outstanding debt, the discontinued capitalization of interest due to the commencement of operations at Mahanagdong and Units II and III at Malitbog and the discontinued capitalization of interest in Indonesia as a result of the suspension of construction activity.

The non-recurring charge of $87.0 million in 1997 represents an asset valuation impairment under Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets," relating to the Company's assets in Indonesia. The charge includes all reasonably estimated cash flows associated with the Company's assets in Indonesia and gives effect to the political risk insurance on such investments. The estimate assumes there will be no tax benefits associated with the asset valuation impairment.

The provision for income taxes decreased to $93.3 million in 1998 from $99.0 million in 1997 and increased from $41.8 million in 1996. After adjusting for the non-recurring charge for asset valuation impairment and the dividends on convertible preferred securities, the effective tax rate was 39.5%, 38.0% and 30.8% in 1998, 1997 and 1996, respectively. The increase from 1996 to 1997 is due primarily to larger energy tax credits and depletion deductions in 1996. The decrease from 1997 to 1998 is due to lower pretax book income which resulted from increased dividends on convertible preferred securities of subsidiary trusts.

Minority interest decreased to $41.3 million in 1998 from $46.0 million in 1997, a decrease of 10.3%. Minority interest consists of dividends on convertible preferred securities of subsidiary trusts and Northern and Luzon's preferred dividends. This decrease is a result of the purchase of Northern and KDG's minority interest, partially offset by increased dividends on convertible preferred securities of subsidiary trusts. Minority interest increased to $46.0 million in 1997 from $6.1 million in 1996, primarily due to increased dividends on convertible preferred securities of subsidiary trusts and minority interest in Northern.

Income before extraordinary item and cumulative effect of change in accounting principle was $137.5 million or $2.29 per share in 1998 compared to $51.8 million or $0.77 per share in 1997 and $92.5 million or $1.69 per share in 1996. Excluding the $87.0 million, $1.29 per share, non-recurring charge, income before extraordinary item would have been $138.8 million or $2.06 per share in 1997.

During 1998, the Company recognized an extraordinary loss of $7.1 million, net of tax, related to the call for redemption of the Senior Discount Notes. The Company also recognized the cumulative effect of a change in accounting principle of $3.4 million, net of tax, by adopting Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities."

On July 31, 1997, the Finance Act in the United Kingdom was passed by Parliament and included the introduction of a one time so-called "windfall tax" equal to 23% of the difference between the price paid for Northern upon privatization and the Labour government's assessed "value" of Northern as calculated by reference to a formula set forth in the July budget. This amounted to $135.9 million, net of minority interest, which was recorded as an extraordinary item in 1997. The first installment was paid on December 1, 1997 and the remainder was paid in 1998.

Liquidity and Capital Resources

The Company has available a variety of sources of liquidity and capital resources, both internal and external. These resources provide funds required for current operations, construction expenditures, debt retirement and other capital requirements.

Cash and short-term investments were $1,604.5 million at December
31,  1998  as compared to $1,445.3 million at December 31,  1997.

In addition, the Company recorded separately restricted cash and investments of $637.6 million and $223.6 million at December 31, 1998 and 1997, respectively. The restricted accounts are comprised primarily of amounts deposited in restricted accounts from which the Company will fund the various projects under construction. Additionally, the accounts include the Dieng Project and the Patuha Project restricted cash accounts; the
Power Resources Project, the Upper Mahiao Project, the Mahanagdong Project and the Malitbog Project cash reserves for the debt service reserve funds; and the Coso Project royalty payment.

On August 11, 1998, the Company entered into an Agreement and Plan of Merger with MidAmerican. The MidAmerican Merger closed on March 12, 1999 and the Company paid $27.15 in cash for each outstanding share of MidAmerican common stock for a total of approximately $2.42 billion in a merger, pursuant to which MidAmerican became an indirect wholly owned subsidiary of the Company. Additionally, the Company reincorporated in the State of Iowa, was renamed MidAmerican Energy Holdings Company and upon closing became an exempt public utility holding company.

The consummation of the MidAmerican Merger was conditioned upon receipt of a number of regulatory and shareholder approvals. In addition, the disposition of partial interests in certain of the Company's power generating facilities was required prior to the consummation of the MidAmerican Merger in order to maintain the qualifying facilities status of such independent power generating facilities.

On January 29, 1999, the Company commenced a cash offer for all of its outstanding Limited Recourse Notes. The company received tenders from holders of an aggregate of $195.8 million in principal amount of Notes which were paid on March 3, 1999, at a redemption price of 110.025% plus accrued interest.

On February 26, 1999, the Company closed the sale of all of its indirect ownership interests in the Coso Joint Ventures to Caithness. The price includes $205 million in cash and $5 million in contingent payments plus the assumption of approximately $67.7 million in debt.

On February 8, 1999, the Company created a new subsidiary, CE Generation and subsequently transferred its interest in the Imperial Valley Projects and Gas Projects to CE Generation. On March 2, 1999, CE Generation closed the sale of $400 million aggregate principal amount of its 7.416% Senior Secured Bonds due 2018. On March 3, 1999, the Company closed the sale of 50% of its ownership interests in CE Generation to an affiliate of El Paso Energy Corporation for approximately $247 million in cash, $6.5 million in contingent payments and $23.5 million in equity commitments. Including the gross proceeds from the CE Generation debt offering, the aggregate consideration was approximately $677 million.

On March 11, 1999, MidAmerican Funding, LLC, a wholly-owned subsidiary of the Company, issued $200 million of 5.85% Senior Secured Notes due 2001, $175 million of 6.339% Senior Secured Notes due 2009, and $325 million of 6.927% Senior Secured Bonds due 2029. The proceeds from the offering were used to complete the MidAmerican Merger.

During the last quarter of 1998, the Company repurchased and retired $160.1 million of the Company's 10.25% Senior Discount Notes at an average price of 106.173% plus accrued interest. The remainder of the Senior Discount Notes were subsequently redeemed on January 15, 1999 at a redemption price of 105.125% plus accrued interest.

On September 22, 1998, the Company issued $1.4 billion of Senior Notes and Bonds. The securities are made up of $215 million of 6.96% Senior Notes due 2003, $260 million of 7.23% Senior Notes due 2005, $450 million of 7.52% Senior Notes due 2008 and $475 million of 8.48% Senior Bonds due 2028. Interest is payable semi-annually on March 15 and September 15, commencing on March 15,
1999.   The securities are subject to optional redemption at  any
time at par plus payment of a make-whole premium. The proceeds from the offering were used in part to complete the MidAmerican Merger and to refinance the Company's 10.25% Senior Discount Notes.

On November 13, 1998, the Company issued $100 million of 7.52% Series B Senior Notes due 2008. Interest is payable semi-annually on March 15 and September 15 commencing on March 15, 1999. The securities are subject to optional redemption at any time at par plus a make-whole premium. The proceeds from the offering were used in part to complete the MidAmerican Merger.

On April 8, 1998, the Company's affiliates converted the construction project financing for its Malitbog geothermal power project to term loans. The Overseas Private Investment Corporation ("OPIC") is providing term loan financing of $54.9 million that was fixed as of June 15, 1998 at an interest rate of 9.176%. A syndicate of international commercial banks is providing term loan financing of $98.9 million at a variable interest rate based on LIBOR (7.47% at December 31, 1998). The loans have scheduled repayments through June 2005.

On May 5, 1998, the Company's affiliates converted the construction project financing for its Upper Mahiao geothermal power project to term loans. Export-Import Bank of the United States ("Ex-Im Bank") is providing term loan financing of $140.7 million at a fixed interest rate of 5.95%. United Coconut Planters Bank of the Philippines is providing term loan financing of $9.4 million at a variable interest rate based on LIBOR (8.25% at December 31, 1998). The loans have scheduled repayments through June 2006.

On June 18, 1998, the Company's affiliates converted the construction project financing for its Mahanagdong geothermal power project to term loans. Ex-Im Bank is providing term loan financing of $175.2 million at a fixed rate of 6.92%. OPIC is providing term loan financing of $38.9 million that was fixed as of September 30, 1998 at an interest rate of 7.6%. The loans have scheduled repayments through June 2007.

In November 1995, CE Casecnan Water and Energy Company, Inc., a Philippine Corporation ("CE Casecnan") which is expected to be at least 70% indirectly owned by the Company, closed the financing and commenced construction of the Casecnan Project, a combined irrigation and 150 net MW hydroelectric power generation project (the "Casecnan Project") located in the central part of the island of Luzon in the Republic of the Philippines.

CE Casecnan entered into a fixed-price, date certain, turnkey engineering, procurement and construction contract to complete the construction of the Casecnan Project (the "Casecnan Construction Contract"). The work under the Casecnan
Construction Contract is being conducted by a consortium consisting of Cooperativa Muratori Cementisti CMC di Ravenna and Impresa Pizzarotti & C. Spa working together with Siemens A.G., Sulzer Hydro Ltd., Black & Veatch and Colenco Power Engineering Ltd. Construction of the Casecnan Project is expected to be completed in 2000. No further equity funding is expected.

The Company developed and owns the rights to a proprietary process for the extraction of minerals from elements in solution in the geothermal brine and fluids utilized at its Imperial Valley plants (the "Salton Sea Extraction Project") as well as the production of power to be used in the extraction process. A pilot plant has successfully produced commercial quality zinc at the Company's Imperial Valley Project. The Company intends to sequentially develop facilities for the extraction of manganese, silver, gold, lead, boron, lithium and other products as it further develops the extraction technology. The Company is also investigating producing silica from the solids precipitated out of the geothermal power process. Silica is used as a filler for such products as paint, plastics and high temperature cement.

Minerals LLC, an indirect wholly-owned subsidiary of the Company, is constructing the Zinc Recovery Project which will recover zinc from the geothermal brine (the "Zinc Recovery Project"). Facilities will be installed near the Imperial Valley Project sites to extract a zinc chloride solution from the geothermal brine through an ion exchange process. This solution will be transported to a central processing plant where zinc ingots will be produced through solvent extraction, electrowinning and casting processes. The Zinc Recovery Project is designed to have a capacity of approximately 30,000 metric tonnes per year and is scheduled to commence commercial operation in mid-2000. The zinc produced by the Zinc Recovery Project is expected to be sold primarily to U.S. West Coast customers such as steel companies, alloyers and galvanizers.

The Zinc Recovery Project is being constructed by Kvaerner U.S. Inc. ("Kvaerner") pursuant to a date certain, fixed-price, turnkey engineering, procurement and construction contract (the "Zinc Recovery Project EPC Contract"). Kvaerner is a wholly-owned indirect subsidiary of Kvaerner ASA, an internationally recognized engineering and construction firm experienced in the metals, mining and processing industries. Total project costs of the Zinc Recovery Project are expected to be approximately $200.9 million. The Company has incurred $24.2 million of such costs through December 31, 1998.

Power LLC, an indirect wholly owned subsidiary of CE Generation, is constructing Salton Sea V. Salton Sea V will be a 49 net MW geothermal power plant which will sell approximately one-third of its net output to the Zinc Recovery Project. The remainder will be sold through the California Power Exchange ("PX").

Salton Sea V is being constructed pursuant to a date certain, fixed price, turnkey engineering, procurement and construction contract (the "Salton Sea V EPC Contract") by Stone & Webster Engineering Corporation ("SWEC"). SWEC is one of the world's leading engineering and construction firms for the construction of electric power plants and, in particular, geothermal power plants. Salton Sea V is scheduled to commence commercial operation in mid-2000. Total project costs of Salton Sea V are expected to be approximately $119.1 million.

Turbo LLC, an indirect wholly-owned subsidiary of CE Generation, is constructing the CE Turbo Project. The CE Turbo Project will have a capacity of 10 net MW. The net output of the CE Turbo Project will be sold to the Zinc Recovery Project or sold through the PX.

The Partnership Projects propose to upgrade the geothermal brine processing facilities at the Vulcan and Del Ranch Projects with the Region 2 Brine Facilities Construction. In addition to incorporating the pH Modification Process, which has reduced operating costs at the Salton Sea Projects, the more efficient facilities are expected to achieve additional economies through improved brine processing systems and the utilization of more modern equipment. The Partnership Projects expect these improvements will reduce brine-handling operating costs at the Vulcan Project and the Del Ranch Project.

The CE Turbo Project and the Region 2 Brine Facilities Construction are being constructed by SWEC pursuant to a date certain, fixed price, turnkey engineering, procurement and construction contract (the "Region 2 Upgrade EPC Contract"). The obligations of SWEC are guaranteed by Stone & Webster,
Incorporated. The CE Turbo Project is scheduled to commence initial operations in mid-2000 and the Region 2 Brine Facilities Construction is scheduled to be completed in early-2000. Total project costs for both the CE Turbo Project and the Region 2 Brine Facilities Construction are expected to be approximately $63.7 million.

On October 13, 1998, the Salton Sea Funding Corporation, then an indirect wholly owned subsidiary of the Company, completed a sale to institutional investors of $285 million aggregate amount of 7.475% Senior Secured Series F Bonds due November 30, 2018, which are nonrecourse to the Company. The proceeds from the offering will be used to fund construction of the Zinc Recovery Project, Salton Sea Unit V, the CE Turbo Project, the Region 2 Brine Facilities Construction, additional capital improvements and financing costs. Total equity funding for these projects is expected to be approximately $122.5 million, of which El Paso will contribute $23.5 million for its share on the Salton Sea V, CE Turbo and Region 2 Brine Facilities Construction.

On January 2, 1998, the Company completed the purchase of Kiewit Diversified Group's ("KDG") ownership interest in various project partnerships and common shares of the Company (the "KDG Acquisition") for a cash price of approximately $1,160 million, including transaction costs. KDG's ownership interest in the Company comprised 20,231,065 shares of common stock (assuming exercise by KDG of one million options to purchase the Company's shares), a 30% interest in Northern, as well as the following minority project interests: Mahanagdong (45%), Casecnan (35%), Dieng (47%), Patuha (44%), Bali (30%) and other interests in international development stage projects. The Company funded this acquisition with available cash and the proceeds of the equity and senior note offerings completed in October 1997.

On December 2, 1994, subsidiaries of the Company, Himpurna California Energy Ltd. ("HCE") and Patuha Power, Ltd. ("PPL", together with HCE, the "Indonesian Subsidiaries") executed separate joint operation contracts for the development of the geothermal steam field and geothermal power facilities located in Central Java in Indonesia with Perusahaan Pertambangan Minyak Dan Gas Bumi Negara ("Pertamina"), the Indonesian national oil company, and executed separate "take-or-pay" energy sales contracts with both Pertamina and P.T. PLN (Persero) ("PLN"), the Indonesian national electric utility. The Government of Indonesia provided sovereign guarantees of the obligations under the joint operating and "take-or-pay" contracts.

In 1997 and 1998 a series of Indonesian government decrees and other actions (including the non-payment of all monthly invoices from HCE's Dieng Unit I, which became operational in March 1998) have created significant uncertainty as to whether PLN and the Indonesian government will honor their contractual obligations to the Indonesian Subsidiaries. The Indonesian Subsidiaries in 1998 initiated dispute resolution procedures under the ESCs and sovereign guarantees with PLN and the Government of Indonesia and subsequently commenced arbitration to resolve the dispute and they intend to continue to take actions to require the Government of Indonesia to honor its contractual obligations. However, actions by the Government of Indonesia have created significant risks to the Indonesian Subsidiaries. Dieng Unit I was operationally and contractually completed in March 1998 when the "take-or-pay" obligations under its contract with PLN commenced. However, PLN has defaulted on the contractually required and sovereign guaranteed "take-or-pay" payment obligations. Accordingly, the arbitration is proceeding before an international arbitration panel, as provided under the Indonesian Subsidiaries' contracts with PLN. The arbitration involves both PLN and the Government of Indonesia and is expected to conclude in the third quarter of 1999.

Within the United Kingdom there was continued investment to extend and improve the electricity distribution network.
Expenditures in 1998 were approximately $93 million although customers directly contributed approximately $31 million to the additional costs incurred in expanding the system to meet their specific requirements.

The Company repurchased 21.9 million common shares during 1998 for the aggregate amount of $703.5 million, primarily as a result of the KDG acquisition in which the company purchased approximately 19.2 million shares of treasury stock. The Company repurchased 1.6 million common shares during 1997 for the aggregate amount of $55.5 million. As of December 31, 1998 the Company held 23.4 million shares of treasury stock at a cost of $752.2 million. The treasury shares will provide shares for issuance under the Company's employee stock option and share purchase plan and other outstanding convertible securities. The repurchase plan minimizes the dilutive effect of the additional shares issued under these plans.

The Company is actively seeking to develop, construct, own and operate new energy projects, both domestically and internationally, the completion of any of which is subject to substantial risk. Development can require the Company to expend significant sums for preliminary engineering, permitting, fuel supply, resource exploration, legal and other expenses in preparation for competitive bids which the Company may not win or before it can be determined whether a project is feasible, economically attractive or capable of being financed. Successful development and construction is contingent upon, among other things, negotiation on terms satisfactory to the Company of engineering, construction, fuel supply and power sales contracts with other project participants, receipt of required governmental permits and consents and timely implementation of construction. There can be no assurance that development efforts on any particular project, or the Company's development efforts generally, will be successful.

The Company believes that the international independent power market holds opportunities for financially attractive energy project development. The financing, construction and development of projects outside the United States entail significant political and financial risks (including, without limitation, uncertainties associated with first time privatization efforts in the countries involved, currency exchange rate fluctuations, currency repatriation restrictions, political instability, civil unrest and expropriation) and other structuring issues that have the potential to cause substantial delays or material impairment of value to the project being developed, which the Company may not be fully capable of insuring against. The uncertainty of the legal environment in certain foreign countries in which the Company may develop or acquire projects could make it more difficult for the Company to enforce its rights under agreements relating to such projects. In addition, the laws and regulations of certain countries may limit the ability of the Company to hold a majority interest in some of the projects that it may develop or acquire. The Company's international projects may, in certain cases, be terminated by a government. Projects in operation, construction and development are subject to a number of uncertainties, more specifically described in the Company's Form 8-K dated March 26, 1999, filed with the Securities and Exchange Commission and incorporated herein by reference.

Inflation has not had a substantial impact on the Company's operating revenues and costs; energy payments for electricity for the Leathers Project, Salton Sea II Project and Salton Sea III
Project will continue to be based upon scheduled rates and are not adjusted for inflation through the initial ten year period after the dates of firm operation under each power purchase agreement.

What is generally known as the year 2000 ("Y2K") computer issue arose because many existing computer programs and embedded systems use only the last two digits to refer to a year. Therefore, those computer programs do not properly distinguish between a year that begins with "20" instead of "19". If not corrected, many computer applications could fail or create erroneous results. The failure to correct a material Y2K item could result in an interruption in, or a failure of, certain normal business activities or operations including the generation, distribution, and supply of electricity. Such failures could materially and adversely affect the Company's results of operations, liquidity and financial condition.

The Y2K issue creates uncertainty for the Company from potential issues with its own computer systems and from third parties with whom the Company deals on transactions worldwide. The Company's operations utilize systems and equipment provided by other organizations. As a result, Y2K readiness of suppliers, vendors, service providers or customers could impact the Company's operations. The Company is assessing the readiness of such constituent entities and the impacts on those entities that rely upon the Company's services. The Company is unable to determine at this time whether the consequences of Y2K failures of third parties will have a material impact on the Company's results of operations, liquidity or financial condition.

The Company has commenced, for all of its information systems, a Y2K date conversion project to address all necessary code changes, testing and implementation in order to resolve the Y2K issue. The Company created a worldwide Y2K project team to identify, assess and correct all of its information technology
(IT) and non-IT systems, as well as, identify and assess third party systems. The Company has identified and assessed substantially all of its IT and non-IT systems and is currently in the process of repairing or replacing those systems which it believes are not Year 2000 compliant. As of December 31, 1998, the Company was approximately 91% complete in repairing or replacing those systems. The Company expects to be 100% complete of correcting, testing, and compliance of those systems by October 1999.

Total Y2K expenditures, for both repairing or replacing non-compliant systems, are expected to total approximately $12.6 million. As of December 31, 1998, the Company had incurred approximately $3.9 million of Y2K expenditures. The Company is not aware of any additional material costs necessary to bring all of its systems into compliance; however, there is no assurance that additional costs will not be incurred.

Although management believes that the Y2K project will be substantially complete before January 1, 2000, any unforeseen failures of the Company's and/or third parties' computer systems could have a material impact on the Company's ability to conduct its business. Accordingly, the Company is developing a formal contingency plan that is expected to be completed by mid year 1999 to mitigate any potential business interruption.

Recent Accounting Pronouncements

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which established accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.

This  statement  is effective for all fiscal quarters  of  fiscal years  beginning  after June 15, 1999.  The  Company  is  in  the
process   of   evaluating   the   impact   of   this   accounting
pronouncement.

Qualitative and Quantitative Disclosures About Market Risk

The following discussion of the Company's exposure to various market risks contains "forward-looking statements" that involve risks and uncertainties. These projected results have been prepared utilizing certain assumptions considered reasonable in the circumstances and in light of information currently available to the Company. Actual results could differ materially from those projected in the forward-looking information.

Interest Rate Risk

At December 31, 1998, the Company had fixed-rate long-term debt and Company-obligated mandatorily redeemable convertible preferred securities of subsidiary trusts of $5,712.3 million in principal amount and having a fair value of $6,049.9 million. These instruments are fixed-rate and therefore do not expose the Company to the risk of earnings loss due to changes in market interest rates. However, the fair value of these instruments would decrease by approximately $265 million if interest rates were to increase by 10% from their levels at December 31, 1998. In general, such a decrease in fair value would impact earnings and cash flows only if the Company were to reacquire all or a portion of these instruments prior to their maturity.

At December 31, 1998, the Company had floating-rate obligations of $581.4 million which expose the Company to the risk of increased interest expense in the event of increases in short-term interest rates. However, the Company has entered into interest rate swap agreements for the purpose of offsetting a portion of such interest rate fluctuations. The interest rate differential is reflected as an adjustment to interest expense over the life of the instruments. At December 31, 1998, these interest rate swaps had an aggregate notional amount of $90.5 million, which the Company could terminate at a cost of approximately $9.9 million. A decrease of 10% in the December
31, 1998 level of interest rates would increase the cost of terminating the swaps by approximately $1.5 million. The termination costs of swap agreements would impact the Company's earnings and cash flows only if all or a portion of the swap instruments were terminated prior to their expiration. If the floating rates were to increase by 10% from December 31, 1998 levels, the Company's consolidated interest expense for unhedged floating-rate obligations would increase by approximately $270,000 each month in which such increase continued based upon December 31, 1998 principal balances.

Currency Exchange Rate Risk

At December 31, 1998, CE Electric UK Funding Company had fixed-rate obligations denominated in U.S. dollars which expose CE Electric UK Funding Company to losses in the event of increases in the exchange rate of U.S. dollars to Sterling. CE Electric UK Funding Company entered into certain interest rate swap agreements that effectively convert the U.S. dollar fixed interest rate to a fixed rate in Sterling. At December 31, 1998, these interest rate swap agreements had an aggregate notional amount of $362 million, which the Company could terminate at a cost of approximately $20 million. A decrease of 10% in the December 31, 1998 rate of exchange of Sterling to dollars would increase the cost of terminating these swap agreements by approximately $53 million.

Energy Commodity Price Risk

Northern utilizes contracts for differences ("CFDs"), as part of the overall risk management strategy of its electricity supply business, to mitigate its exposure to volatility in the price of electricity purchased through the electricity pool (the "Pool").

The  portfolio  of  CFDs  held for risk  management  purposes  is established to match the notional quantity of the expected or committed transaction volumes which will be subject to commodity price risk over the same time period. The portfolio is therefore managed to complement the expected electricity purchase transaction portfolio, thereby reducing electricity price change risk to within acceptable limits.

As a consequence, the value of the portfolio of CFDs which are held for risk management purposes is directly linked to the hypothetical changes in Pool price, such that an adverse movement in Pool price would be offset by a compensating impact on the contract. For the specified volumes, therefore, the impact of Pool risk is constrained at a pre-determined level, assuming:

(i)  The CFD is not closed in advance of its agreed term.

(ii) The level of purchase occurs as expected, matching the volumes covered by the CFD.

Therefore, disclosure in respect to CFD relies on the assumption that the contracts exist in parallel to underlying actual electricity purchases. In the absence of such purchases the contract would generate a loss or gain dependent on the pool prices prevailing over the periods covered by the contract term. As of December 31, 1998, the notional amount of executed CFDs was approximately $936.3 million, representing approximately 19% of the expected or committed transaction volumes through March 31, 2004. The fair value of these contracts was approximately $83.0 million discounted at 15%, based upon quoted market prices at December 31, 1998. A hypothetical decrease of 10% in the market price of electricity from the December 31, 1998 levels would decrease the fair value of these contracts by approximately $91 million. However, as stated above, the value of the portfolio of CFDs which are held for risk management purposes is directly linked to the hypothetical changes in Pool price, such that a movement in Pool price would be offset by a compensating impact on the contract.

The current gas purchasing strategy of Northern's gas supply business minimizes risks in a rapidly changing market by buying both medium and short-term gas forward contracts directly backing sales to customers within prudent anticipation of future demand growth.

The portfolio of contracts is varied so as to lock in price at an
early  stage.   This portfolio may take various  forms  including
long-term daily swing contracts, annual swing contracts and flat monthly or quarterly standard blocks.

Over time, each month's coverage is assessed as to the likelihood of matching demand and supply cover. Any changes to the forecast are built into the forward purchase requirements. In addition, applying pricing scenarios to the uncovered portion of the portfolio continuously assesses the supply risk to the business.

As of December 31, 1998, the notional amount of outstanding forward purchase contracts was approximately $96.8 million, representing approximately 50% of expected sales through March 31, 2000. The fair value of such contracts was approximately $(13.8) million discounted at 15%, based upon quoted market prices at December 31, 1998. A hypothetical decrease of 10% in the market price of gas from the December 31, 1998 levels would further decrease the fair value of these contracts by approximately $8 million.

Certain information included in this report contains forward-looking statements made pursuant to the Private Securities
Litigation  Reform Act of 1995 ("Reform Act").   Such  statements
are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause the actual results and performance of the Company to differ materially from any expected future results or performance, expressed or implied, by the forward-looking statements. In connection with the safe harbor provisions of the Reform Act, the Company has identified important factors that could cause actual results to differ
materially   from   such   expectations,  including   development
uncertainty,   operating  uncertainty,  acquisition  uncertainty,
uncertainties  relating to doing business outside of  the  United
States,   uncertainties   relating   to   geothermal   resources,
uncertainties relating to domestic and international (and in particular, Indonesian) economic and political conditions and uncertainties regarding the impact of regulations, changes in
government   policy,  industry  deregulation   and   competition.
Reference  is made to all of the Company's SEC filings, including
the   Company's  Report  on  Form  8-K  dated  March  26,   1999,
incorporated herein by reference, for a description of such factors. The Company assumes no responsibility to update forward-looking information contained herein.

CONSOLIDATED BALANCE SHEETS
As of December 31, 1998 and 1997
Dollars and Shares in Thousands, Except Per Share Amounts

ASSETS                                                   1998          1997


Cash and cash equivalents                             $1,604,470    $1,445,338
Joint venture cash and investments                         1,678         6,072
Restricted cash                                          515,231       223,636
Restricted investments                                   122,340           ---
Accounts receivable                                      528,116       376,745
Properties, plants, contracts and equipment, net       4,236,039     3,528,910
Excess of cost over fair value of net assets
  acquired, net                                        1,538,176     1,312,788
Equity investments                                       125,036       238,025
Deferred charges and other assets                        432,438       356,112

Total assets                                          $9,103,524    $7,487,626

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Accounts payable                                      $  305,757    $  173,610
Other accrued liabilities                              1,009,091     1,106,641
Parent company debt                                    2,645,991     1,303,845
Subsidiary and project debt                            3,093,810     2,189,007
Deferred income taxes                                    543,391       509,059

Total liabilities                                      7,598,040     5,282,162

Deferred income                                           58,468        40,837

Commitments and contingencies (Notes 3, 17, 18 and 19)
Company - obligated mandatorily redeemable
 convertible preferred securities of subsidiary trusts   553,930       553,930
Preferred securities of subsidiary                        66,033        56,181
Minority interest                                            ---       134,454
Common stock and options subject to redemption               ---       654,736

Stockholders' equity:
Preferred stock - authorized 2,000 shares, no par value      ---           ---
Common stock - par value $.0675 per share,
 authorized 180,000 shares, issued 82,980 shares,
 outstanding 59,605 and  81,322 shares, respectively       5,602         5,602
Additional paid in capital                             1,233,088     1,261,081
Retained earnings                                        340,496       213,493
Accumulated other comprehensive income                        45        (3,589)
Common stock and options subject to redemption               ---      (654,736)
Treasury stock - 23,375 and 1,658 common shares at cost (752,178)      (56,525)

Total stockholders' equity                               827,053       765,326

Total liabilities and stockholders' equity            $9,103,524    $7,487,626

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Years Ended December 31, 1998
Dollars and Shares in Thousands, Except Per Share Amounts

                                              1998         1997        1996

Revenue:
Operating revenue                         $2,555,206   $2,166,338   $  518,934
Interest and other income                    127,505      104,573       57,261

Total revenues                             2,682,711    2,270,911      576,195

Costs and expenses:
Cost of sales                              1,258,539    1,055,195       31,840
Operating expense                            425,004      345,833      132,655
General and administration                    46,401       52,705       21,451
Depreciation and amortization                333,422      276,041      118,586
Loss on equity investment in Casecnan            ---        5,972        5,221
Interest expense                             406,084      296,364      165,900
Less interest capitalized                    (58,792)     (45,059)     (39,862)
Non-recurring charge - asset valuation
  impairment                                     ---       87,000          ---

Total costs and expenses                   2,410,658    2,074,051      435,791

Income before provision for income taxes     272,053      196,860      140,404
Provision for income taxes                    93,265       99,044       41,821

Income before minority interest              178,788       97,816       98,583
Minority interest                             41,276       45,993        6,122

Income before extraordinary item and
 cumulative effect of change in
 accounting principle                        137,512       51,823       92,461
Extraordinary item, net of tax                (7,146)    (135,850)         ---
Cumulative effect of change in
 accounting principle, net of tax             (3,363)         ---          ---
Net income (loss) available to
  common stockholders                     $  127,003    $ (84,027)    $ 92,461

Income per share before extraordinary item
 and cumulative effect of change in
 accounting principle                     $     2.29    $    0.77     $   1.69

Extraordinary item                             (0.12)       (2.02)         ---
Cumulative effect of change in
 accounting principle                          (0.06)         ---          ---
Net income (loss) per share               $     2.11    $   (1.25)    $   1.69

Income per share before extraordinary item
 and cumulative effect of change in
 accounting principle - diluted           $     2.15    $    0.75     $   1.54
Extraordinary item - diluted                   (0.10)       (1.97)         ---
Cumulative effect of change in
 accounting principle - diluted                (0.04)         ---          ---
Net income (loss) per share - diluted     $     2.01    $   (1.22)    $   1.54


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Three Years Ended December 31, 1998
Dollars and Shares in Thousands

                                                       Accumulated Common Stock
                 Outstanding      Additional              Other     & Options
                    Common Common   Paid-In Retained Comprehensive Subject to Treasury Unearned
                    Shares  Stock   Capital Earnings      Income    Redemption  Stock Compensation Total
Balance
 December 31, 1995  50,593 $3,421 $  343,406 $205,059  $    ---   $    ---  $  (1,348)  $(7,006) $543,532

Net income             ---    ---        ---   92,461       ---        ---        ---       ---    92,461
Foreign currency translation
 adjustment*           ---    ---        ---      ---    29,658        ---        ---       ---    29,658
Comprehensive income                                                                              122,119

Exercise of stock options
 and other equity
 transactions        5,263    337     53,030      ---       ---        ---      4,569     1,535    59,471
Purchase of treasury
 stock                (472)   ---        ---      ---       ---        ---    (12,008)      ---   (12,008)
Conversion of debt   8,064    545    164,912      ---       ---        ---        ---       ---   165,457
Tax benefit from
 stock plan            ---    ---      2,219      ---       ---        ---        ---       ---     2,219

Balance December
 31, 1996           63,448  4,303    563,567  297,520    29,658        ---     (8,787)   (5,471)  880,790

Net loss               ---    ---        ---  (84,027)      ---        ---        ---       ---   (84,027)
Foreign currency
 translation
 adjustment*           ---    ---        ---      ---   (33,247)       ---        ---       ---   (33,247)
Comprehensive loss                                                                               (117,274)

Equity offering     19,100  1,289    697,315      ---       ---        ---        ---       ---   698,604
Exercise of stock
 options and other
 equity transactions   396     10     (2,757)     ---       ---        ---      7,767     5,471    10,491
Purchase of treasury
 stock              (1,622)   ---        ---      ---       ---        ---    (55,505)      ---   (55,505)
Common stock and
 options subject
 to redemption         ---    ---        ---      ---       ---   (654,736)       ---       ---  (654,736)
Tax benefit from
 stock plan            ---    ---      2,956      ---       ---        ---        ---       ---     2,956

Balance December
  31, 1997          81,322  5,602  1,261,081  213,493    (3,589)  (654,736)   (56,525)      ---   765,326

Net income             ---    ---        ---  127,003       ---        ---        ---       ---   127,003
Foreign currency
translation adjustment*---    ---        ---      ---     3,634        ---        ---       ---     3,634
Comprehensive income                                                                              130,637

Exercise of stock options
 and other equity
 transactions          226    ---     (7,841)     ---       ---       ---      7,825        ---       (16)
Purchase of treasury
 stock             (21,943)   ---    (21,313)     ---       ---       ---   (703,478)       ---  (724,791)
Common stock and options
 subject to redemption ---    ---        ---      ---       ---   654,736        ---        ---   654,736
Tax benefit from
 stock plan            ---    ---      1,161      ---       ---       ---        ---        ---     1,161

Balance December
 31, 1998           59,605 $5,602 $1,233,088 $340,496     $  45   $   ---  $(752,178)    $  ---  $827,053

*  Foreign currency translation adjustment has no tax effect

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Years Ended December 31, 1998
Dollars in Thousands

                                                1998           1997       1996
Cash flows from operating activities:
Net income (loss)                          $  127,003    $   (84,027)  $ 92,461
Adjustments to reconcile net cash flow
 from operating activities:
  Non-recurring charge-asset
   valuation impairment                           ---         87,000        ---
  Extraordinary item, net of tax                7,146            ---        ---
  Cumulative effect of change in
   accounting principle                         3,363            ---        ---
  Depreciation and amortization               290,794        239,234    109,447
  Amortization of excess of cost over fair
   value of net assets acquired                42,628         36,807      9,139
  Amortization of original
   issue discount                                  42          2,160     50,194
  Amortization of deferred
   financing  and other costs                  21,681         31,632     11,212
  Provision for deferred income
   taxes                                       34,332         55,584     12,252
  Income on equity investments                (10,837)       (16,068)      (910)
  Income (loss) applicable to
   minority interest                            5,313        (35,387)     1,431
  Changes in other items:
    Accounts receivable                      (135,124)       (34,146)   (13,936)
    Accounts payable, accrued
     liabilities and deferred income          (41,803)        29,799      2,093
Net cash flows from operating activities      344,538        312,588    273,383
Cash flows from investing activities:
Purchase of KDG, Northern, Falcon Seaboard,
 Partnership Interest, and Magma, net of
 cash acquired                               (500,916)      (632,014)  (474,443)
Distributions from equity investments          17,008         23,960      8,222
Capital expenditures relating to
  operating projects                         (227,071)      (194,224)   (24,821)
Philippine construction                      (112,263)       (27,334)  (167,160)
Indonesian construction                       (83,869)      (146,297)   (76,546)
Acquisition of  U.K. gas assets               (35,677)           ---        ---
Domestic construction and other
  development costs                           (36,047)       (12,794)   (73,179)
Decrease in short-term investments              1,282          2,880     33,998
Decrease (increase) in restricted
  cash and investments                         20,568       (116,668)    63,175
Other                                         (33,787)        60,390     (2,910)
Net cash flows from investing activities     (990,772)    (1,042,101)  (713,664)
Cash flows from financing activities:
Proceeds from sale of common and treasury stock
 and exercise of stock options                  3,412        703,624     54,935
Proceeds from convertible preferred
  securities of subsidiary trusts                 ---        450,000    103,930
Proceeds from issuance of parent
  company debt                              1,502,243        350,000    324,136
Repayment of parent company debt             (167,285)      (100,000)       ---
Net proceeds from revolver                        ---        (95,000)    95,000
Proceeds from subsidiary and project debt     464,974        795,658    428,134
Repayments of subsidiary and project debt    (255,711)      (271,618)  (210,892)
Deferred charges relating to debt financing   (47,205)       (48,395)   (36,010)
Purchase of treasury stock                   (724,791)       (55,505)   (12,008)
Other                                          21,701         13,142     10,756
Net cash flows from financing activities      797,338      1,741,906    757,981
Effect of exchange rate changes                 3,634        (33,247)     4,860
Net increase in cash and cash equivalents     154,738        979,146    322,560
Cash and cash equivalents at beginning
  of year                                   1,451,410        472,264    149,704
Cash and cash equivalents at end of year   $1,606,148     $1,451,410   $472,264
Supplemental Disclosures:
Interest paid (net of amounts capitalized) $  341,645      $ 316,060   $ 92,829
Income taxes paid                          $   53,609      $  44,483   $ 23,211

     The accompanying notes are an integral part of these financial statements.

NOTES To Consolidated Financial Statements
For the Three Years Ended December 31, 1998
Dollars, Pounds and Shares in Thousands, Except Per Share Amounts

1. Business

MidAmerican Energy Holdings Company, the successor to CalEnergy Company, Inc. (the "Company"), is a United States-based global power company which generates, distributes and supplies electricity to utilities, government entities, retail customers and other customers located throughout the world. Through its subsidiaries the Company is primarily engaged in the development, ownership and operation of environmentally responsible independent power production facilities worldwide utilizing geothermal, natural gas, hydroelectric and other energy sources. In addition, the Company through its subsidiary, Northern Electric plc ("Northern") is engaged in the distribution and supply of electricity to approximately 1.5 million customers primarily in northeast England as well as the generation and supply of electricity  (together  with  other related  business  activities)
throughout England and Wales. Northern is also active in supplying gas and has approximately 550,000 customers on supply in England, Wales and Scotland.

Northern is one of the twelve regional electricity companies ("RECs") which came into existence as a result of the restructuring and subsequent privatization of the electricity industry in the United Kingdom in 1990. Northern's principal business is the distribution of electricity in its authorized area located in northeast England which covers approximately 14,400 square kilometers and has a population of approximately 3.2 million people. As a regional platform, Northern's related activities also include: (i) the supply of electricity and gas inside and outside its authorized area, and (ii) ownership interests in producing gas fields in the North Sea and gas, transmission and storage operations. Consisitent with the Company's goals, these related activities serve to support the operations and growth of the Northern electric and gas supply business.

2. Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and its proportionate share of the partnerships and joint ventures in which it has an undivided interest in the assets and is proportionally liable for its share of liabilities. Other investments and corporate joint ventures where the Company has the ability to exercise significant influence are accounted for under the equity method of accounting. Investments, where the Company's ability to influence is limited, are accounted for under the cost method of accounting. All significant inter-enterprise transactions and accounts have been eliminated. The results of operations of the Company include the Company's proportionate share of results of operations of entities acquired as of the date of each acquisition.

Cash Equivalents, Investments and Restricted Cash

The Company considers all investment instruments purchased with an original maturity of three months or less to be cash equivalents. Restricted cash is not considered a cash equivalent.

Investments other than restricted cash are primarily commercial paper and money market securities. The restricted cash balance includes such securities and mortgage backed securities, and is mainly composed of amounts deposited in restricted accounts from which the Company will source its equity contributions and debt service reserve requirements relating to the projects. These funds are restricted by their respective project debt agreements to be used only for the related project.

At December 31, 1998, all of the Company's investments are classified as held-to-maturity and are accounted for at their amortized cost basis. The carrying amount of the investments approximates the fair value based on quoted market prices as provided by the financial institution which holds the investments.

Properties, Plants, Contracts, Equipment and Depreciation

The cost of major additions and betterments are capitalized, while replacements, maintenance, and repairs that do not improve or extend the lives of the respective assets are expensed.

Depreciation of the operating power plant costs, net of salvage value, is computed on the straight line method over the estimated useful lives, between 10 and 30 years. Depreciation of furniture, fixtures and equipment which are recorded at cost, is computed on the straight line method over the estimated useful lives of the related assets, which range from three to ten years.

The KDG, Northern, Falcon Seaboard, Partnership Interest and Magma acquisitions by the Company have been accounted for as purchase business combinations. All identifiable assets acquired and liabilities assumed were assigned a portion of the cost of acquiring the respective companies equal to their fair values at the date of the acquisition and include the following:

     Property and equipment of Northern is depreciated using a systematic method, which approximates the straight line method over the estimated useful lives of the related assets which range from 3-60 years.

     Power sales agreements are amortized separately over (1) the remaining portion of the scheduled price periods of the power sales agreements and (2) for the Partnership Interest and Magma acquisitions the 20 year avoided cost periods of the power sales agreements using the straight line method.

Capitalized costs for gas reserves, other than costs of unevaluated exploration projects and projects awaiting development consent, are depleted using the units of production method. Depletion is calculated based on hydrocarbon reserves of properties in the evaluated pool estimated to be commercially recoverable and include anticipated future development costs in respect of those reserves.

Expenditures   on   major  information  technology   systems   are
capitalized and depreciated on a straight line basis over the useful life of the developed systems which range from 3-10 years.

In April 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) No. 98-5, "Reporting on the Costs of Start-Up Activities." SOP No. 98-5 requires that, at the effective date of adoption, costs of start-up activities previously capitalized be expensed and reported as a cumulative effect of a change in accounting principle, and further requires that such costs subsequent to adoption be expensed as incurred. The Company adopted this standard in 1998 and expensed applicable unamortized start-up costs previously capitalized. The cumulative effect of the change in accounting principle was $3,363, net of taxes of $2,196.

Well, Resource Development and Exploration Costs

The Company follows the full cost method of accounting for costs incurred in connection with the exploration and development of geothermal and natural gas resources. All such costs, which include dry hole costs and the cost of drilling and equipping production wells and directly attributable administrative and interest costs, are capitalized and amortized over their estimated useful lives when production commences. The estimated useful lives of geothermal production wells are ten to twenty years depending on the characteristics of the underlying resource; exploration costs and development costs, other than production wells, are generally amortized over the weighted average remaining term of the Company's power and steam purchase contracts.

Excess of Cost over Fair Value

Total acquisition costs in excess of the fair values assigned to the net assets acquired are amortized using the straight line method over a 40 year period for the Northern and Magma acquisitions, a 25 year period for the Falcon Seaboard acquisition and a 32 year period for the KDG acquisition.

Impairment of Long-Lived Assets

The  Company  reviews  long-lived assets and certain  identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized whenever evidence exists that the carrying value is not recoverable.

Deferred Well and Rework Costs

Well rework costs are deferred and amortized over the estimated period between reworks. These deferred costs, net of accumulated amortization, are $6,769 and $5,421 at December 31, 1998 and 1997, respectively, and are included in other assets.

Revenue Recognition

Revenues are recorded based upon service rendered and electricity, gas and steam delivered, distributed or supplied to the end of the period. Where there is an overrecovery of distribution business revenues against the maximum regulated amount, revenues are deferred equivalent to the overrecovered amount. The deferred amount is deducted from revenue and included in other liabilities. Where there is an underrecovery, no anticipation of any potential future recovery is made.

Capitalization of Interest and Deferred Financing Costs

Prior to the commencement of operations, interest is capitalized on the costs of the construction projects and resource development to the extent incurred. Capitalized interest and other deferred charges are amortized over the lives of the related assets.

Deferred financing costs are amortized over the term of the related financing using the effective interest method.

Deferred Income Taxes

The Company recognizes deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities using estimated tax rates in effect for the year in which the differences are expected to reverse. The Company intends to repatriate earnings of foreign subsidiaries in the foreseeable future. As a result, deferred income taxes are provided for retained earnings of international subsidiaries and corporate joint ventures which are intended to be remitted.

Pensions

Northern contributes to the Electricity Supply Pension Scheme and contributions to the scheme are charged to the income statement. The capital cost of ex gratia and supplementary pensions are normally charged to the income statement in the period in which they are granted. Variations in pension cost, which are identified as a result of actuarial valuations/reviews, are amortized over the average expected remaining working lives of employees in proportion to their expected payroll costs. Differences between the amounts funded and the amounts charged to the profit and loss account are treated as a prepayment in the balance sheet.

Net Income per Common Share

Basic and diluted earnings per common share are based on the weighted average number of common shares outstanding during the period. Diluted earnings per common share also assumes the conversion of the convertible preferred securities of subsidiary trusts, when dilutive, and the exercise of all dilutive stock options outstanding at their option prices, with the option exercise proceeds and tax benefits used to repurchase shares of common stock at the average market price using the treasury stock method.

A reconciliation of basic earnings per share before extraordinary item and cumulative effect of change in accounting principle to diluted earnings per share before extraordinary item and cumulative effect of change in accounting principle follows:

                                          1998                   1997                   1996
                                             Per-Share               Per-Share               Per-Share
                            Income   Shares   Amount   Income  Shares  Amount  Income  Shares  Amount
Basic earnings per share
 before extraordinary
 item and cumulative
 effect of change in
 accounting principle     $137,512   60,139   $2.29   $51,823  67,268   $0.77  $92,461  54,739  $1.69
Effect of dilutive
 securities Stock options      ---      634               ---     1,418            ---   1,881
Convertible preferred
 securities of subsidiary
 trusts(1)                  21,883   13,327               ---       ---          2,840   2,517
Convertible debt               ---      ---               ---       ---          4,968   5,935
Diluted earnings per share
 before extraordinary
 item and cumulative
 effect of change in
 accounting principle     $159,395  74,100    $2.15   $51,823    68,686 $0.75 $100,269  65,072  $1.54

(1) The convertible preferred securities of subsidiary trusts were antidilutive in 1997.

Financial Instruments

The Company utilizes swap agreements, contracts for differences and forward purchase agreements to manage market risks and reduce its exposure resulting from fluctuation in interest rates, foreign currency exchange rates and electric and gas prices. For interest rate swap agreements, the net cash amounts paid or received on the agreements are accrued and recognized as an adjustment to interest expense. For contracts for differences, the net cash amounts paid or received on the agreements are accrued and recognized as an adjustment to cost of sales. Gains and losses related to gas forward contracts are deferred and included in the measurement of the related gas purchases. The Company's practice is not to hold or issue financial instruments for trading purposes. These instruments are either exchange traded or with counterparties of high credit quality; therefore, the risk of nonperformance by the counterparties is considered to be negligible.

Foreign Currency Translation

For the Company's foreign operations whose functional currency is not the U.S. dollar, the assets and liabilities are translated into U.S. dollars at current exchange rates, and revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments are reflected as a separate component of stockholders' equity.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency, except those transactions which operate as a hedge of an identifiable foreign currency commitment or as a hedge of a foreign currency investment position, are included in the results of operations as incurred.

Reclassification

Certain amounts in the fiscal 1997 and 1996 financial statements and supporting footnote disclosures have been reclassified to conform to the fiscal 1998 presentation. Such reclassification did not impact previously reported net income or retained earnings.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncement

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which established accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for the Company in the first quarter of the year 2000. The Company is in the process of evaluating the impact of this accounting pronouncement.

3.  MidAmerican Merger

On August 11, 1998, the Company entered into an Agreement and Plan of Merger with MidAmerican Energy Holdings Company ("MidAmerican"). The MidAmerican Merger closed on March 12, 1999 and the Company paid $27.15 in cash for each outstanding share of MidAmerican common stock for a total of approximately $2.42 billion in a merger, pursuant to which MidAmerican became an indirect wholly owned subsidiary of the Company. Additionally, the Company reincorporated in the State of Iowa and was renamed MidAmerican Energy Holdings Company and upon closing became an exempt public utility holding company.

The consummation of the MidAmerican Merger was conditioned upon receipt of a number of regulatory and shareholder approvals. In addition, regulatory approval required the disposition of partial interests in certain of the Company's independent power generating facilities prior to the consummation of the MidAmerican Merger in order to maintain the qualifying facilities status of such power generating facilities. See Note 21.

The MidAmerican Merger will be accounted for as a purchase business combination and as such the results of operations of the Company will include the results of MidAmerican beginning March 12, 1999.

4. Acquisitions

KDG

On January 2, 1998, the Company completed the purchase of Kiewit Diversified Group's ("KDG") ownership interest in various project partnerships and common shares of the Company (the "KDG Acquisition") for a cash price of $1,160,215, including transaction costs. KDG's ownership interest in the Company comprised approximately 20,231 shares of common stock (assuming exercise by KDG of one million options to purchase the Company's shares), a 30% interest in Northern, as well as the following minority project interests: Mahanagdong (45%), Casecnan (35%), Dieng (47%), Patuha (44%), Bali (30%) and other interests in international development stage projects.

The KDG Acquisition has been accounted for as a purchase business combination. All identifiable assets acquired and liabilities assumed were assigned a portion of the cost of acquiring KDG's interests, equal to their fair values at the date of the acquisition. The total cost of the acquisition was allocated as follows:

Cash                                                      $       4,563
Investment in operating projects                                 49,868
Investment in construction and development projects              71,095

Accrued liabilities                                              (7,331)
Deferred income taxes                                             1,299
Minority interest                                               134,454
Additional paid in capital (stock options)                       21,313
Treasury stock                                                  633,423
Excess  of cost over fair value of net assets acquired          251,531

                                                             $1,160,215

As many of the projects were not operational in 1997, pro forma combined revenue, income before extraordinary items, net income and basic earnings per share of the Company and KDG's interests for the twelve months ended December 31, 1997, as if the acquisition had occurred at the beginning of 1997 after giving effect to certain pro forma adjustments related to the acquisition, was not materially different from actual results.

Northern

On December 24, 1996, CE Electric UK plc ("CE Electric"), which in 1997 was 70% owned indirectly by the Company and 30% owned indirectly by KDG, acquired majority ownership of the outstanding ordinary share capital of Northern pursuant to a tender offer (the "Northern Tender Offer") commenced in the United Kingdom on November 5, 1996. As of March 18, 1997, CE Electric owned 100% of Northern's ordinary shares.

Falcon Seaboard

On August 7, 1996, the Company completed the acquisition of Falcon Seaboard for a cash price of $229,500 including acquisition costs. Through the acquisition, the Company indirectly acquired significant ownership interests in three operating gas-fired cogeneration facilities and a related natural-gas pipeline. The plants are located in Texas, Pennsylvania and New York and total 520 MW in capacity.

Edison Mission Energy's Partnership Interest

On April 17, 1996, the Company completed the acquisition of Edison Mission Energy's Partnership Interests in four geothermal operating facilities in California for a cash purchase price of $71,000 including acquisition costs. The four projects, Vulcan, Hoch (Del Ranch), Leathers and Elmore, are located in the Imperial Valley of California. Prior to this transaction, the Company was a 50% owner of these facilities.

5.Properties, Plants, Contracts and Equipment

Properties, plants, contracts and equipment comprise the following at December 31:

                                                   1998     1997

Distribution system                            $1,305,806  $1,237,743
Power plants                                    1,868,002   1,481,679
Wells and resource development                    473,237     395,314
Power sales agreements                            193,868     193,868
Other assets                                      313,029     269,973

Total operating assets                          4,153,942   3,578,577
Less accumulated depreciation and amortization   (769,526)   (495,959)

Net operating assets                            3,384,416   3,082,618
Mineral and gas reserves, net                     375,208     297,048
Construction in progress:
  Casecnan                                        243,948         ---
  Indonesia                                       190,175     140,172
  Zinc recovery project, Salton Sea
        V and other                                42,292       9,072

 Total                                         $4,236,039  $3,528,910


Coso Project Operating Facilities

The Coso Project operating facilities comprise the Company's proportionate share of the assets of three of its Coso Joint
Ventures: Coso Finance Partners ("Navy I Joint Venture"), Coso Energy Developers ("BLM Joint Venture"), and Coso Power Developers ("Navy II Joint Venture"). Under terms of the Navy I Joint Venture, current profits and losses were allocated 46.4% to the Company. The BLM power plant is situated on lands leased from the U.S. Bureau of Land Management under a geothermal lease agreement that extends until October 31, 2035. The lease may be extended to 2075 at the option of the BLM. Under the terms of the BLM Joint Venture agreement, the Company's share of profits and losses was 48%. Under terms of the Navy II Joint Venture, all profits, losses and capital contributions for Navy II were divided equally by the two partners. See Note 21.

The Coso Joint Ventures had royalty expense included in operating expenses of $12,608, $13,458 and $13,412 in the years ended December 31, 1998, 1997 and 1996, respectively.

Imperial Valley Project Operating Facilities

The Imperial Valley Project consists of the Partnership Project and the Salton Sea Project located in the Imperial Valley in California. The operating Partnership Project consists of the Vulcan, Hoch (Del Ranch), Elmore, and Leathers Partnerships. The operating Salton Sea Project consist of Salton Sea I, Salton Sea II, Salton Sea III and Salton Sea IV. See Note 21. The Imperial Valley Project commencement dates and nominal capacities are as follows:

  Imperial Valley            Commencement           Nominal
      Plants                     Date              Capacity
   Vulcan                 February 10, 1986           34  MW
   Hoch (Del Ranch)       January 2, 1989             38  MW
   Elmore                 January 1, 1989             38  MW
   Leathers               January 1, 1990             38  MW
   Salton Sea I           July 1, 1987                10  MW
   Salton Sea II          April 5, 1990               20  MW
   Salton Sea III         February 13, 1989          49.8 MW
   Salton Sea IV          May 24, 1996               39.6 MW

The Partnership Project pays royalties based on both energy revenues and total electricity revenues. Hoch (Del Ranch) and Leathers pay royalties of approximately 5% of energy revenues and 1% of total electricity revenue. Elmore pays royalties of approximately 5% of energy revenues. Vulcan pays royalties of 4.167% of energy revenues.

The Salton Sea Project's weighted average royalty expense in 1998 was approximately 4.8%. The royalties are paid to numerous recipients based on varying percentages of electrical revenue or steam production multiplied by published indices.

The Imperial Valley Projects had royalty expense included in operating expenses of $13,328, $14,343 and $10,228 in the years ended December 31, 1998, 1997 and 1996, respectively.

Significant Customers and Contracts

All of the Company's sales of electricity from the Coso Project and Imperial Valley Project, which comprise approximately 17% of 1998 operating revenue, are to Southern California Edison Company ("Edison") and are under long-term power purchase contracts.

The Coso Project and the Partnership Project sell all electricity generated by the respective plants pursuant to seven long-term SO4 Agreements between the projects and Edison. These SO4 Agreements provide for capacity payments, capacity bonus payments and energy payments. Edison makes fixed annual capacity and capacity bonus payments to the projects to the extent that capacity factors exceed certain benchmarks. The price for capacity and capacity bonus payments is fixed for the life of the SO4 Agreements. Energy is sold at increasing scheduled rates for the first ten years after firm operation and thereafter at Edison's Avoided Cost of Energy.

The scheduled energy price periods of the Coso Project SO4 Agreements extended until at least August 1997 for each of the units operated by the Navy I Partnership and extends until at least March 1999 and January 2000 for each of the units operated by the BLM and Navy II Partnerships, respectively. The Company's share of aggregate annual capacity payments is approximately $17,000 and its share of aggregate bonus payments is approximately $3,000.

The scheduled energy price periods of the Partnership Project SO4 Agreements extended until February 1996 for Vulcan, December 1998 for Hoch (Del Ranch) and Elmore and extend until December 1999 for the Leathers Partnership. The annual capacity payments are approximately $24,500 and the bonus payments are approximately $4,400 in aggregate for the four plants.

For  1999, Navy I, Vulcan, Hoch and Elmore are receiving  Edison's
Avoided   Cost   of  Energy  pursuant  to  their  respective   SO4
Agreements.   The SO4 Agreement for Leathers provides  for  energy
rates of 15.6 cents per kWh in 1999. The weighted average energy rate for Coso Project and the Partnership Project was 11.3 cents per kWh in 1998.

Salton Sea I sells electricity to Edison pursuant to a 30-year negotiated power purchase agreement, as amended (the "Salton Sea I PPA"), which provides for capacity and energy payments. The energy payment is calculated using a Base Price which is subject to quarterly adjustments based on a basket of indices. The time period weighted average energy payment for Salton Sea I was 5.4 cents per kWh during 1998. As the Salton Sea I PPA is not an SO4 Agreement, the energy payments do not revert to Edison's Avoided
Cost of Energy. The capacity payment is approximately $1,100 per annum.

Salton  Sea  II  and  Salton Sea III sell  electricity  to  Edison pursuant  to  30-year  modified SO4 Agreements  that  provide  for capacity  payments, capacity bonus payments and  energy  payments.
The  price  for  contract  capacity and  contract  capacity  bonus payments is fixed for the life of the modified SO4 Agreements. The energy  payments for the first ten year period, which  expires  in
April  2000  and  February 1999 are levelized  at  a  time  period weighted average of 10.6 cents per kWh and 9.8 cents per kWh for Salton Sea II and Salton Sea III, respectively. Thereafter, the monthly energy  payments  will be Edison's Avoided  Cost  of  Energy.  For
Salton Sea II only, Edison is entitled to receive, at no cost,  5%
of all energy delivered in excess of 80% of contract capacity through September 30, 2004. The annual capacity and bonus payments for Salton Sea II and Salton Sea III are approximately $3,300 and
$9,700, respectively.

The Salton Sea IV Project sells electricity to Edison pursuant to a modified SO4 agreement which provides for contract capacity payments on 34 MW of capacity at two different rates based on the respective contract capacities deemed attributable to the original Salton Sea PPA option (20 MW) and to the original Fish Lake PPA (14 MW). The capacity payment price for the 20 MW portion adjusts quarterly based upon specified indices and the capacity payment price for the 14 MW portion is a fixed levelized rate. The energy payment (for deliveries up to a rate of 39.6 MW) is at a fixed price for 55.6% of the total energy delivered by Salton Sea IV and is based on an energy payment schedule for 44.4% of the total energy delivered by Salton Sea IV. The contract has a 30-year term but Edison is not required to purchase the 20 MW of capacity and energy originally attributable to the Salton Sea I PPA option after September 30, 2017, the original termination date of the Salton Sea I PPA.

For  the  years ended December 31, 1998 and 1997 Edison's  average
Avoided Cost of Energy was 3.0 cents and 3.3 cents, respectively, per kWh which is substantially below the contract energy prices earned for the year ended December 31, 1998. Estimates of Edison's future
Avoided  Cost of Energy vary substantially from year to year.  The
Company cannot predict the likely level of Avoided Cost of Energy prices under the SO4 Agreements and the modified SO4 Agreements at the expiration of the scheduled payment periods. The revenues generated by each of the projects operating under SO4 Agreements will likely decline significantly after the expiration of the respective scheduled payment periods.

Philippine Projects

The Upper Mahiao Project was deemed complete in June 1996 and began receiving capacity payments pursuant to the Upper Mahiao Energy Conversion Agreement ("ECA"), in July of 1996. The project is structured as a ten year build-own-operate-transfer project ("BOOT"), in which the Company's subsidiary CE Cebu Geothermal Power Company, Inc. ("CE Cebu"), the project company, is responsible for providing operations and maintenance during the ten year BOOT period. The electricity generated by the Upper Mahiao geothermal power plant is sold to PNOC-Energy Development Corporation ("PNOC-EDC"), which is also responsible for supplying the facility with the geothermal steam. After the ten year cooperation period, and the recovery by the Company of its capital investment plus incremental return, the plant will be transferred to PNOC-EDC at no cost.

PNOC-EDC is obligated to pay for electric capacity that is nominated each year by CE Cebu, irrespective of whether PNOC-EDC is willing or able to accept delivery of such capacity. PNOC-EDC pays to CE Cebu a fee (the "Capacity Fee") based on the plant capacity nominated to PNOC-EDC in any year (which, at the plant's design capacity, is approximately 95% of total contract revenues) and a fee (the "Energy Fee") based on the electricity actually delivered to PNOC-EDC (approximately 5% of total contract revenues). Payments under the Upper Mahiao ECA are denominated in U.S. dollars, or computed in U.S. dollars and paid in Philippine pesos at the then-current exchange rate, except for the Energy Fee. Significant portions of the Capacity Fee and Energy Fee are indexed to U.S. and Philippine inflation rates, respectively. PNOC-EDC's payment requirements, and its other obligations under the Upper Mahiao ECA are supported by the Government of the Philippines through a performance undertaking.

Unit I of the Malitbog Project (the "Malitbog Project") was deemed complete in July 1996 and Units II and III in July 1997 at which times such units commenced receiving capacity payments under the
Malitbog  ECA.   The  Malitbog Project is owned  and  operated  by
Visayas Geothermal Power Company ("VGPC"), a Philippine general partnership that is indirectly wholly owned by the Company. Under its contract, VGPC sells 100% of its output on substantially the same basis as described above for the Upper Mahiao Project to PNOC-EDC, which in turn sells the power to the National Power
Corporation of the Philippines ("NPC"). However, VGPC receives 100% of its revenues from such sales in the form of capacity payments. As with the Upper Mahiao Project, the Malitbog Project is structured as a ten year BOOT, in which the Company is responsible for providing operations and maintenance for the ten year BOOT period. After a ten year cooperation period, and the recovery by the Company of its capital investment plus incremental return, the plant will be transferred to PNOC-EDC at no cost.

The Mahanagdong Project (the "Mahanagdong Project") was deemed complete in July 1997 and accordingly, the Mahanagdong Project began receiving capacity payments pursuant to the Mahanagdong ECA in August of 1997. The Mahanagdong Project is owned and operated by CE Luzon Geothermal Power Company, Inc., a Philippine corporation, that is indirectly owned by the Company. The electricity generated by the Mahanagdong Project is being sold to PNOC-EDC on a "take or pay" basis, which is also responsible for supplying the facility with the geothermal steam. The terms of the Mahanagdong ECA are substantially similar to those of the Upper Mahiao ECA. All of PNOC-EDC's obligations under the Mahanagdong ECA are supported by the Government of the Philippines through a performance undertaking. The capacity fees are expected to be approximately 97% of total revenues at the design capacity levels and the energy fees are expected to be approximately 3% of such total revenues.

Gas Projects

The Saranac Project sells electricity to New York State Electric &
Gas pursuant to a 15-year negotiated power purchase agreement (the "Saranac PPA"), which provides for capacity and energy payments.
Capacity payments, which in 1998 totaled 2.3 cents per kWh, are received for electricity produced during "peak hours" as defined in the Saranac PPA and escalate at approximately 4.1% annually for the remaining term of the contract. Energy payments, which averaged 6.7 cents per kWh in 1998, escalate at approximately 4.4% annually for the remaining term of the Saranac PPA. The Saranac
PPA expires in June 2009.

The Power Resources Project sells electricity to Texas Utilities Electric Company ("TUEC") pursuant to a 15-year negotiated power purchase agreement (the "Power Resources PPA"), which provides for
capacity  and  energy  payments.  Capacity  payments  and   energy
payments, which in 1998 were $3,138 per month and 3.0 cents per kWh, respectively, escalate at 3.5% annually for the remaining term of the Power Resources PPA. The Power Resources PPA expires in September 2003.

The  NorCon  Project  sells electricity to  Niagara  Mohawk  Power
Corporation ("Niagara") pursuant to a 25-year negotiated power purchase agreement (the "NorCon PPA") which provides for energy payments calculated pursuant to an adjusting formula based on Niagara's ongoing Tariff Avoided Cost and the contractual Long-Run Avoided Cost. The NorCon PPA term extends through December 2017.

The Yuma Project sells electricity to San Diego Gas & Electric ("SDG&E") under an existing 30-year power purchase contract. The energy is sold at SDG&E's Avoided Cost of Energy and the capacity is sold to SDG&E at a fixed price for the life of the power purchase contract. The contract term extends through May 2024. The Company and SDG&E are currently engaged in discussions regarding a potential restructuring or buyout and termination of the Yuma PPA.

Roosevelt Hot Springs

The Company operates and owns an approximately 70% interest in a geothermal steam field which supplies geothermal steam to a 23 net MW power plant owned by Utah Power & Light Company ("UP&L") located on the Roosevelt Hot Springs property under a 30-year steam sales contract.

The Company obtained approximately $20,317 cash under a pre-sale agreement with UP&L whereby UP&L paid in advance for the steam produced by the steam field. The Company must make certain penalty payments to UP&L if the steam produced does not meet certain quantity and quality requirements.

Salton Sea Minerals Extraction

Affiliates of the Company developed and own the rights to a proprietary process for the extraction of minerals from elements in solution in the geothermal brine and fluids utilized at its Imperial Valley plants as well as the production of power to be used in the extraction process. A pilot plant has successfully produced commercial quality zinc at the Company's Imperial Valley Project. A commercial scale plant for the extraction of zinc is currently under construction.

6. Equity Investments

The Company has an approximate 45% economic interest in Saranac Power Partners, L.P. and a 20% economic interest in NorCon Power Partners, L.P. Summary financial information for these equity investments follows:

                                                       Saranac      NorCon

As of and for the year ended December 31, 1998:
Assets                                               $  300,583 $  114,009
Liabilities                                             198,603    108,444
Net income                                               37,783      6,297

As of and for the year ended December 31, 1997:
Assets                                               $  315,671 $ 118,415
Liabilities                                             211,299   115,487
Net income                                               43,097     4,072

7.                       Parent Company Debt

 Parent company debt comprises the following at December 31:

                                        1998      1997
Senior Discount Notes              $  369,501  $ 529,640
9.5% Senior Notes                     224,265    224,205
7.63% Senior Notes                    350,000    350,000
Limited Recourse Senior Secured Notes 200,000    200,000
$1.4 Billion Senior Notes           1,400,000        ---
$100 Million Senior Notes             102,225        ---
                                  $ 2,645,991 $1,303,845

Senior Discount Notes

In March 1994, the Company issued $400,000 of 10 1/4% Senior Discount Notes which accreted to an aggregate principal amount of $529,640 at maturity in 2004. The original issue discount was amortized from the issue date through January 15, 1997, during which time no cash interest was paid on the Senior Discount Notes. Cash interest on the Senior Discount Notes was payable semiannually on January 15 and July 15 of each year, commencing July 15, 1997. During 1998, the Company repurchased and retired $160,139 of the notes at an average price of 106.173% plus accrued interest. The remainder of the Senior Discount Notes were subsequently redeemed on January 15, 1999 at a redemption price of 105.125% plus accrued interest. Due to the early extinguishment of the Senior Discount Notes, the Company recorded an extraordinary item of $7,146, net of tax.

9.5% Senior Notes

On September 20, 1996, the Company issued $225,000 of 9.5% Senior Notes (the "9.5% Senior Notes") due 2006. Interest on the 9.5% Senior Notes is payable semiannually on March 15 and September 15 of each year, commencing March 15, 1997. The 9.5% Senior Notes are redeemable at any time on or after September 15, 2001 initially at a redemption price of 104.75% declining to 100% on
September 15, 2004 plus accrued interest to the date of redemption. The 9.5% Senior Notes are unsecured senior obligations of the Company.

7.63% Senior Notes

On October 28, 1997, the Company issued $350,000 of 7.63% Senior Notes (the "7.63% Senior Notes") due 2007. Interest on the 7.63% Senior Notes is payable semiannually on April 15 and October 15 of each year, commencing April 15, 1998. The 7.63% Senior Notes are unsecured senior obligations of the Company.

Limited Recourse Senior Secured Notes

On July 21, 1995, the Company issued $200,000 of 9 7/8% Limited Recourse Senior Secured Notes Due 2003 (the
"Limited Recourse Notes"). Interest on the Limited Recourse Notes is payable on June 30 and December 30 of each year, commencing December 1995. The Limited Recourse Notes are secured by an assignment and pledge of 100% of the outstanding capital stock of Magma and are recourse only to such Magma capital stock, the Company's interest in a secured Magma note and general assets of the Company equal to the Restricted Payment Recourse Amount, as defined in the Note Indenture ("Note Indenture"), which was $0 at December 31, 1998. See Note 21.

On or after June 30, 2000, the remaining Limited Recourse Notes are redeemable at the option of the Company, in whole or in part, initially at a redemption price of 104.9375% declining to 100% on June 30, 2002 and thereafter, plus accrued interest to the date of redemption.

$1.4 Billion Senior Notes

On September 22, 1998, the Company issued $215,000 of 6.96% Senior Notes due 2003, $260,000 of 7.23% Senior Notes due 2005, $450,000
of 7.52% Senior Notes due 2008, and $475,000 of 8.48% Senior Bonds due 2028 (collectively, the "$1.4 Billion Senior Notes"). Interest on the $1.4 Billion Senior Notes will be payable semiannually on March 15 and September 15 of each year, commencing March 15, 1999. The $1.4 Billion Senior Notes are unsecured senior obligations of the Company.

$100 Million Senior Notes

On November 13, 1998 the Company issued $100,000 at a premium of approximately 102.243% of 7.52% Senior Notes (the "$100 Million Senior Notes") due 2008. Interest on the $100 Million Senior Notes will be payable semiannually on March 15 and September 15 of each year, commencing March 15, 1999. The $100 Million Senior Notes are unsecured senior obligations of the Company.

Revolving Credit Facility

On July 8, 1996, the Company obtained a $100,000 three year revolving credit facility. On November 26, 1997, the credit facility was amended and increased to $400,000 and extended to November 2000. The facility is unsecured and is available to fund working capital requirements and finance future business expansion opportunities.

8.  Subsidiary and Project Debt

Project  loans  held  by  subsidiaries  and  projects  which   are
nonrecourse to the Company comprise the following at December 31:
                                                  1998       1997

Salton Sea Notes and Bonds                   $   626,816 $   448,754
Northern Eurobonds                               426,785     427,732
CE Electric UK Funding Company Senior Notes      360,070     357,331
CE Electric UK Funding Company Sterling Bonds    324,916     322,534
Power Resources Project Debt                      90,529     103,334
Coso Funding Corp. Project Loans                  67,705     106,616
Casecnan Notes and Bonds                         371,500         ---
Malitbog Loans                                   153,806     176,657
Upper Mahiao Loans                               150,110     150,628
Mahanagdong Loans                                214,082         ---
Northern Short Term Treasury Loan                 72,740         ---
CE Gas Loan                                       41,355         ---
Other                                                918       5,962
CE Indonesia Funding Corp. Construction Loans    192,478      89,459
                                             $ 3,093,810$  2,189,007

Each of the Company's direct or indirect subsidiaries is organized as a legal entity separate and apart from the Company and its other subsidiaries. Pursuant to separate project financing agreements, the assets of each subsidiary are pledged or encumbered to support or otherwise provide the security for their own project or subsidiary debt. It should not be assumed that any asset of any such subsidiary will be available to satisfy the obligations of the Company or any of its other such subsidiaries;

provided, however, that unrestricted cash or other assets which are available for distribution may, subject to applicable law and the terms of financing arrangements of such parties, be advanced, loaned, paid as dividends or otherwise distributed or contributed to the Company or affiliates thereof. "Subsidiaries" means all of the Company's direct or indirect subsidiaries (1) owning interests in the Coso, Imperial Valley, Saranac, NorCon, Power Resources, Mahanagdong, Malitbog, Upper Mahiao, Casecnan, Dieng and Patuha projects or (2) owning interests in the subsidiaries that own interests in the foregoing projects. See Note 21.

Salton Sea Notes and Bonds

The Salton Sea Funding Corporation, an indirectly owned subsidiary of the Company, (the "Funding Corporation") debt securities are as follows:
                              Final Maturity      December 31,   December 31,
          Senior Secured Series    Date       Rate    1998           1997
July 21, 1995    A Notes      May 30, 2000    6.69% $ 48,436     $  97,354
July 21, 1995    B Bonds      May 30, 2005    7.37%  106,980       133,000
July 21, 1995    C Bonds      May 30, 2010    7.84%  109,250       109,250
June 20, 1996    D Notes      May 30, 2000    7.02%   12,150        44,150
June 20, 1996    E Bonds      May 30, 2011    8.30%   65,000        65,000
October 13, 1998 F Bonds    November 30, 2018 7.475% 285,000           ---
                                                   $ 626,816      $448,754

Principal and interest payments are made in semi-annual installments. The Salton Sea Notes and Bonds are secured by the Salton Sea Project plants and the Zinc Recovery Project, as well as an assignment of the right to receive various royalties payable to Magma in connection with its Imperial Valley properties and distributions from the Partnership Project. The Salton Sea Notes and Bonds are nonrecourse to the Company. See Note 21.

On October 13, 1998, the Funding Corporation completed a sale to institutional investors of $285,000 aggregate amount of 7.475% Senior Secured Series F Bonds due November 30, 2018, which are nonrecourse to the Company. The proceeds from the offering will be used to fund construction of the Zinc Recovery Project, Salton Sea V, the CE Turbo Project, the Region 2 Brine Facilities Construction, additional capital improvements and financing costs.

Pursuant to a depository agreement, Funding Corporation established a debt service reserve fund in the form of a letter of credit in the amount of $42,457 from which scheduled interest and principal payments can be made.

Northern Eurobonds

The Northern debt includes a debenture due in 1999, which bears a fixed interest rate of 12.661%. The debt also includes bearer bonds repayable in 2005 and 2020, bearing fixed interest rates of 8.625% and 8.875%, respectively.

The balance at December 31, 1998 and 1997 consists of the following:

                                            1998          1997
Debenture due 1999                      $   94,393      $  97,530
Bearer bonds due 2005                      166,286        165,236
Bearer bonds due 2020                      166,106        164,966
                                         $ 426,785      $ 427,732

CE Electric UK Funding Company Senior Notes and Sterling Bonds

On December 15, 1997, CE Electric UK Funding Company, an indirect subsidiary of the Company (the "CE Electric UK Funding Company"),
issued  $125,000 of 6.853% senior notes due 2004, and $237,000  of
6.995% senior notes due 2007 (collectively, the "CE Electric UK Funding Company Senior Notes"), and pounds 200,000 of 7.25% Sterling Bonds due 2022. The CE Electric UK Funding Company Senior Notes
and   Sterling  Bonds  prohibit  distributions  to  any   of   its
shareholders unless certain financial ratios are met by the CE Electric UK Funding Company or the long term debt rating falls below a prescribed level.

On December 15, 1997, CE Electric UK Funding Company entered into certain interest rate swap agreements for the CE Electric UK
Funding Company Senior Notes with two large multi-national financial institutions. The swap agreements effectively convert the U.S. dollar fixed interest rate to a fixed rate in Sterling. For the $125,000 of 6.853% Senior Notes, the agreements extend until December 30, 2004 and convert the U.S. dollar interest rate to a fixed Sterling rate of 7.744%. For the $237,000 of 6.995% Senior Notes, the agreements extend until December 30, 2007 and convert the U.S. dollar interest rate to a fixed Sterling rate of 7.737%. The estimated fair value of these swap agreements is approximately $19,859 based on quotes from the counter party to these instruments and represents the estimated amount that the Company would expect to pay to terminate these agreements. It is the Company's intention to hold the swap agreements to their intended maturity.

Power Resources Project Financing Debt

Power Resources, an indirect wholly-owned subsidiary, has project financing debt with a consortium of banks with interest and principal due quarterly over a 15-year period, beginning March 31, 1989. The original principal carried variable interest rate based on the London Interbank Offer Rate ("LIBOR") with a .85% interest margin through the 5th anniversary of the loan, a 1.00% interest margin from the 5th anniversary through the 12th anniversary of the loan and a 1.25% interest margin from the 12th anniversary through the end of the loan.

Effective June 5, 1989, PRI entered into an interest rate swap agreement with the lender as a means of hedging floating interest rate exposure related to its 15-year term loan. The swap agreement was for initial notional amounts of $55,000 and $110,000, declining in correspondence with the principal balances, and effectively fixed the interest rates at 9.385% and 9.625%, respectively. The estimated cost to terminate the interest rate swap agreement, based on termination values obtained from the lender, was $9,904 and $10,550 at December 31, 1998 and 1997,
respectively.  See Note 21.

Coso Funding Corp. Project Loans

The Coso Funding Corp. project loans are from Coso Funding Corp., a single-purpose corporation formed to issue notes for its own account and act as an agent on behalf of the Coso Project. The Coso Funding Corp. project loans carry a fixed interest rate with weighted average interest rates of 8.67% and 8.65% at December 31, 1998 and 1997, respectively. The loans have scheduled repayments through December 2001. The Coso Project has established irrevocable letters of credit of $67,850 as a debt service reserve fund. See Note 21.

Casecnan Notes and Bonds

In November 1995, the Company closed the financing and commenced construction of the Casecnan Project, a combined irrigation and 150 net MW hydroelectric power generation project (the "Casecnan Project") located in the central part of the island of Luzon in the Republic of the Philippines. CE Casecnan Water and Energy Company, Inc., a Philippine corporation ("CE Casecnan") which is expected to be at least 70% indirectly owned by the Company, is developing the Casecnan Project.

On November 27, 1995, CE Casecnan issued $371,500 of notes and bonds to finance the construction of the Casecnan Project. These consist of $75,000 Senior Secured Floating Rate Notes (FRNs) due 2002; $125,000 Senior Secured Series A Notes (Series A Notes) with interest at 11.45% due 2005; and $171,500 Senior Secured Series B Bonds (Series B Bonds) with interest at 11.95% due 2010. Quarterly interest payments for the FRNs commenced on February 15, 1996, and semiannual interest payments for Series A Notes and Series B Bonds commenced on May 15, 1996.

The Casecnan Notes and Bonds are subject to redemption at the Company's option as provided for in the Trust Indenture. The Casecnan Notes and Bonds are also subject to mandatory redemption based on certain conditions.

Malitbog Loans

On April 8, 1998, the Company converted the construction project financing for its Malitbog geothermal power project to term loans. The Overseas Private Investment Corporation ("OPIC") is providing term loan financing of $54,868 that was fixed as of June 15, 1998 at an interest rate of 9.176%. A syndicate of international commercial banks is providing term loan financing of $98,938 at a variable interest rate based on LIBOR (7.47% at December 31, 1998). The loans have scheduled repayments through June 2005.

Upper Mahiao Loans

On May 5, 1998, the Company converted the construction project financing for its Upper Mahiao geothermal power project to term loans. Export-Import Bank of the United States ("Ex-Im Bank") is providing term loan financing of $140,666 at a fixed interest rate of 5.95%. United Coconut Planters Bank of the Philippines is providing term loan financing of $9,444 at a variable interest rate based on LIBOR (8.25% at December 31, 1998). The loans have scheduled repayments through June 2006.

Mahanagdong Loans

On June 18, 1998, the Company converted the construction project financing for its Mahanagdong geothermal power project to term loans. Ex-Im Bank is providing term loan financing of $175,225 at a fixed rate of 6.92%. OPIC is providing term loan financing of $38,857 that was fixed as of September 30, 1998 at an interest rate of 7.6%. The loans have scheduled repayments through June 2007.

Northern Short Term Treasury Loan

Northern had short term money market loans in place at December 31, 1998 of $72,740. The amounts have varying maturities generally less than one month and carry variable interest rates based on LIBOR and ranging from 6.22% to 7.22% at December 31, 1998.

CE Gas Loan

CE Gas, a wholly owned subsidiary of Northern, had borrowed $41,355 on a revolving facility at December 31, 1998 to fund the purchase of certain UK gas assets in the North Sea. The amount carries a variable interest rate based on LIBOR (7.065% at December 31, 1998). Total unused capacity of the revolving facility at December 31, 1998 was $16,542.

Annual Repayments of Subsidiary and Project Debt

The   annual  repayments  of  the  subsidiary  and  project  debt, excluding construction loans, for the years beginning January 1, 1999 and thereafter are as follows:

                                                                              Northern
                         CE Electric UK                                      Short Term
     Salton Sea          Funding Company           Coso  Casecnan Philippines Treasury Loan,
     Notes and Northern Senior Notes and Power   Funding Notes &     Term     CE Gas Loan
       Bonds  Eurobonds  Sterling Bonds Resources  Corp.  Bonds      Loans    and Other      Total
1999 $ 57,836  $ 94,393    $     ---     $ 14,268 $ 31,717 $    --- $ 68,264 $  115,013   $  381,491
2000   25,072       ---          ---       16,087    4,080   18,750   68,264        ---      132,253
2001   23,658       ---          ---       18,119   31,908   29,625   68,264        ---      171,574
2002   28,572       ---          ---       20,312      ---   35,200   68,264        ---      152,348
2003   28,086       ---          ---       21,743      ---   41,467   72,152        ---      163,448
There
after 463,592   332,392      684,986          ---      ---  246,458  172,790        ---    1,900,218
     $626,816  $426,785     $684,986      $90,529  $67,705 $371,500 $517,998 $  115,013   $2,901,332

CE Indonesia Funding Corp. Construction Loans

In June 1997, the Company's indirect special-purpose subsidiary, CE Indonesia Funding Corp., entered into a $400,000 revolving credit facility (which is nonrecourse to the Company) to finance the development and construction of the Company's geothermal power facilities in Indonesia. At December 31, 1998, the credit facility relating to Dieng was $136,944 and carried a variable interest rate (7.12% at December 31, 1998).

On September 2, 1997, Patuha Power announced the funding of the Patuha Unit I project pursuant to the CE Indonesia Funding Corp. facility arranged in June 1997. At December 31, 1998, the credit facility relating to Patuha was $55,534 and carried a variable interest rate (7.12% at December 31, 1998).

9. Income Taxes

Provision  for  income taxes was comprised  of  the  following  at
December 31:
                                      1998      1997     1996

Currently payable:
State                             $   5,677 $  5,084  $ 7,520
Federal                              33,160   33,114   19,873
Foreign                              20,096    5,262    2,176
                                     58,933   43,460   29,569
Deferred:
State                                   161     (264)   1,619
Federal                              14,973   14,579    9,209
Foreign                              19,198   41,269    1,424
                                     34,332   55,584   12,252
Total                             $  93,265 $ 99,044  $41,821

A reconciliation of the federal statutory tax rate to the effective tax rate applicable to income before provision for income taxes follows:

                                                  1998         1997       1996
Federal statutory rate                           35.00%       35.00%    35.00%
Percentage depletion in excessof cost depletion  (3.52)       (3.77)    (6.12)
Investment and energy tax credits                 (.93)        (.64)    (8.34)
State taxes, net of federal tax effect            1.71         1.59      4.38
Goodwill amortization                             2.51         2.06      2.51
Dividends on convertible preferred
  securities of subsidiary trusts*               (4.63)       (4.12)    (1.17)
Tax effect of foreign income                      1.86         2.64      2.54
Asset valuation impairment                         ---        15.47       ---
Other                                             2.28         2.08       .99
 Effective tax rate                              34.28%       50.31%    29.79%
 * Dividends on convertible preferred securities of subsidiary trusts are included in minority interest.

Deferred tax liabilities (assets) are comprised of the following at December 31:
                                                     1998           1997
Depreciation and amortization, net                  $  769,376   $  802,215
Pensions                                                22,305       19,441
Unremitted foreign earnings                             25,393       10,781
Other                                                      ---        3,324

                                                       817,074      835,761

Deferred contract costs                               (182,745)    (193,996)
Deferred income                                         (9,458)     (12,690)
General business tax credits                           (21,300)     (42,049)
Alternative minimum tax credits                        (44,452)     (39,402)
Accruals not currently deductible for tax purposes     (11,591)     (31,561)
Other                                                   (4,137)      (7,004)
                                                      (273,683)    (326,702)

Net deferred taxes                                    $543,391     $509,059


The Company has unused low income housing and geothermal energy tax credit carryforwards of approximately $21,300 expiring between 2011 and 2018. The Company also has approximately $44,452 of alternative minimum tax credit carryforwards which have no expiration date.

10.     Company-Obligated   Mandatorily   Redeemable   Convertible
Preferred Securities of Subsidiary Trusts

The Company has organized special purpose Delaware business trusts ("Trust I", "Trust II" and "Trust III" or collectively, the "Trusts") pursuant to their respective amended and restated declarations of trusts (collectively, the "Declarations"). On April 12, 1996, February 26, 1997 and August 12, 1997, the Company, through these Trusts, issued Company-obligated mandatorily redeemable convertible preferred securities (collectively, the "Trust Securities") as follows:

      Issuer                    Issue Date    Rate    Amount    Conversion Rate
CalEnergy Capital Trust I    April 12,1996    6.25%  $103,930        1.6728
CalEnergy Capital Trust II   February 26,1997 6.25%  $180,000        1.1655
CalEnergy Capital Trust III  August 12, 1997  6.50%  $270,000        1.047

The Company owns all of the common securities of the Trusts. The Trust Securities have a liquidation preference of fifty dollars each and represent undivided beneficial ownership interests in each of the Trusts. The assets of the Trusts consist solely of the Company's Convertible Subordinated Debentures due March 10, 2016, February 25, 2012 and September 1, 2027, respectively, in outstanding aggregate principal amounts of $103,930, $180,000 and $270,000, respectively (collectively, the "Junior Debentures") issued pursuant to their respective indentures. The indentures include agreements by the Company to pay expenses and obligations incurred by the Trusts. Each Trust Security with a par value of $50 is convertible at the option of the holder at any time into shares of the Company's Common Stock based on the conversion rate and subject to customary anti-dilution adjustments.

Until converted into the Company's Common Stock, the Trust Securities will have no voting rights with respect to the Company and, except under certain limited circumstances, will have no voting rights with respect to the Trusts. Distributions on the Trust Securities (and Junior Debentures) are cumulative, accrue from the date of initial issuance and are payable quarterly in arrears. The Junior Debentures are subordinated in right of payment to all senior indebtedness of the Company and the Junior Debentures are subject to certain covenants, events of default and optional and mandatory redemption provisions, all as described in the Junior Debenture indentures.

Pursuant to Preferred Securities Guarantee Agreements (collectively, the "Guarantees"), between the Company and a preferred guarantee trustee, the Company has agreed irrevocably to pay to the holders of the Trust Securities, to the extent that the Trustee has funds available to make such payments, quarterly distributions, redemption payments and liquidation payments on the

Trust Securities. Considered together, the undertakings contained in the Declarations, Junior Debentures, Indentures and Guarantees constitute full and unconditional guarantees by the Company of the Trusts' obligations under the Trust Securities.

11.Preferred Stock

The Company distributed a dividend of one preferred share purchase right ("right") for each outstanding share of common stock. The rights are not exercisable until ten days after a person or group acquires or has the right to acquire, beneficial ownership of 20% or more of the Company's common stock or announces a tender or exchange offer for 30% or more of the Company's common stock. Each right entitles the holder to purchase one one-hundredth of a share of Series A junior preferred stock for $52. The rights may be redeemed by the Board of Directors up to ten days after an event triggering the distribution of certificates for the rights. The rights will expire, unless previously redeemed or exercised, on November 30, 1999. The rights are automatically attached to, and trade with, each share of common stock.

12.Stock Options and Restricted Stock

The Company has issued various stock options. As of December 31, 1998, a total of 1,075 shares are reserved for stock options, and 5,710 shares have been granted and remain outstanding at prices of $9.71 to $34.69 per share.

The Company has stock option plans under which shares were reserved for grant as incentive or non-qualified stock options, as determined by the Board of Directors. The plans allow options to be granted at 85% of their fair market value of the common stock at the date of grant. Generally, options are issued at 100% of fair market value of the common stock at the date of grant. Options granted under the 1996 Plan become exercisable over a period of two to five years and expire if not exercised within ten years from the date of grant or, in some instances, a lesser term.

The Company granted 500 shares of restricted common stock with an aggregate market value of $9,500 in exchange for the relinquishment of 500 stock options which were canceled by the Company. The shares have all rights of a shareholder, subject to certain restrictions on transferability and risk of forfeiture. Unearned compensation equivalent to the market value of the shares at the date of issuance was charged to stockholders' equity. Such unearned compensation was amortized over the vesting period of which 125 shares were immediately vested and the remaining 375 shares vested through January 1, 1998. Accordingly, $5,471 and
$1,535 of unearned compensation was charged to general and administrative expense in 1997 and 1996, respectively.

Transactions in Stock Options

                                                    Options Outstanding
                     Shares Available
                      for Grant Under       Option Price Weighted Avg
                     1996 Option Plan Shares Per Share   Option Price Total
Balance December 31, 1995    261       9,291 $3.00-$19.00   $12.84    $119,332
     Options granted      (1,157)      1,157 25.06- 30.38    28.17      32,590
     Options terminated      468        (468) 3.00- 19.00    17.96      (8,406)
     Options exercised       ---      (5,203) 3.00- 21.68    11.13     (57,931)
     Additional shares
 reserved under 1996
 Option Plan                 739         ---          ---      ---         ---
Balance December 31,1996     311       4,777  3.00- 30.38    17.92      85,585
     Options granted      (2,307)      2,513 29.06- 40.81    34.80      87,457
     Options terminated      165        (165) 3.00- 29.06    20.04      (3,307)
     Options exercised       ---        (345) 3.74- 29.06    13.28      (4,583)
     Additional shares
 reserved under 1996
 Option Plan               2,000         ---          ---      ---         ---

Balance December 31,1997     169       6,780  3.74- 40.81    24.36     165,152

     Revaluation             ---         --- 29.00- 40.81      ---     (16,011)
     Options granted        (405)        405 24.22- 28.75    24.61       9,968
     Options terminated      311      (1,311) 3.74- 25.06    14.71     (19,284)
     Options exercised       ---        (164) 3.74- 24.70    11.41      (1,872)
     Additional shares
  reserved under 1996
  Option Plan              1,000         ---          ---      ---         ---
Balance December 31,1998   1,075       5,710 $9.71- $34.69  $24.16    $137,953
     Options exercisable at:
      December 31, 1996                3,071 $3.00- $30.38  $14.25     $43,770
      December 31, 1997                3,665 $3.74- $40.19  $18.12     $66,425
      December 31, 1998                3,167 $9.71- $34.56  $20.55     $65,097

     During 1998, the Company revalued certain of its stock options granted in 1996 and 1997 and reduced the exercise price of those options by 15%.

   The following table summarizes information about stock options outstanding and exercisable as of December 31, 1998:

                           Options Outstanding  Options Exercisable
                                Weighted         Weighted              Weighted
  Range of          Number      Average     Average Remaining  Number    Average
Exercise Prices Outstanding Exercise Price Contractual Life Exercisable Exercise
                                                                         Price
$ 9.71 $18.99      1,610      $   16.07       5 years         1,573   $   16.07
 19.00  24.99      1,378          22.98       7 years           682       21.86
 25.00  28.99        818          28.34       9 years           278       28.08
 29.00  34.69      1,904          30.06       8 years           634       29.29
                   5,710      $   24.16       7 years         3,167   $   20.55

The Company applies the intrinsic value based method of accounting for its stock-based employee compensation plans. If the fair value based method had been applied, non-cash compensation expense and the effect on net income available to common stockholders and earnings per share would have been approximately $4,811, or $0.03 per share for 1998 and $3,600, or $0.05 per share for 1997. If the fair value based method had been applied for 1996, non-cash compensation expense and the effect on net income available to common stockholders and earnings per share would have been immaterial. The fair value for stock options was estimated using the Black-Scholes option pricing model with assumptions for the risk-free interest rate of 5.10% in 1998 and 5.50% in 1997 and 6.00% in 1996, expected volatility of 35% in 1998 and 25% in 1997 and 22% in 1996, expected life of approximately 3.4 years in 1998 and 3.7 years in 1997 and 4.5 years in 1996, and no expected dividends. The weighted average fair value of options granted during 1998, 1997 and 1996 was $7.71, $9.55 and $8.62 per option, respectively.

13.               Equity Offering

On October 17, 1997, the Company completed the public offering of 17,100 shares of its common stock ("Common Stock") at $37 7/8 per share (the "Public Offering"). In addition, 2,000 shares of Common Stock were purchased from the Company in a direct sale by a trust affiliated with the Chairman and Chief Executive Officer of PKS (the "Direct Sale"), contemporaneously with the closing of the Public Offering. Proceeds from the Public Offering and the Direct Sale were approximately $699,920.

14.    Asset Valuation Impairment Charge

The non-recurring charge of $87,000 represents an asset valuation impairment charge under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets," relating to the Company's assets in Indonesia. The Company intends to continue to take actions to require the Government of Indonesia to honor its contractual obligations; however, the ultimate outcome of the current arbitration in Indonesia with respect to the abrogation by the Indonesian government of the Dieng, Patuha and Bali contracts and sovereign guarantees creates significant risk to these projects. Consequently, the charge of $87,000 represents the amount by which the carrying amount of such assets exceed the fair value of the assets determined by discounting the expected future net cash flows of the Indonesia projects, assuming proceeds from political risk insurance and no tax benefits.

15.            Extraordinary Item

On July 31, 1997, the Finance Act in the United Kingdom was passed by Parliament and included the introduction of a one time so-called "windfall tax" equal to 23% of the difference between the price paid for Northern upon privatization and the Labour government's assessed "value" of Northern as calculated by reference to a formula set forth in the July budget. This amounted to $135,850, net of minority interest of $58,222, which was recorded as an extraordinary item. The first installment was paid December 1, 1997 and the remainder was paid in 1998.

16.Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. Although management uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. Therefore, the fair value estimates presented herein are not necessarily indicative of the amounts which the Company could realize in a current transaction.

The methods and assumptions used to estimate fair value are as follows:

Debt instruments - The fair value of all debt issues listed on exchanges has been estimated based on the quoted market prices. The Company is unable to estimate a fair value for the Philippine loans as there are no quoted market prices available. Given the current uncertainty in Indonesia described in Note 19, the Company is unable to estimate a fair value for the CE Indonesia Funding Corp. construction loans.

Other financial instruments - All other financial instruments of a material nature fall into the definition of short-term and fair value is estimated as the carrying amount.

The carrying amounts in the table below are included under the indicated captions in Notes 7, 8 and 10.


                                         1998             1997
                                       Estimated        Estimated
                          Carrying       Fair   Carrying  Fair
                           Value        Value     Value   Value
Senior Discount Notes     $369,501    $388,438 $529,640 $569,148
9.5% Senior Notes          224,265     243,328  224,205  243,615
7.63% Senior Notes         350,000     372,365  350,000  352,857
Limited Recourse Senior
 Secured Notes             200,000     217,900  200,000  217,829
$1.4 Billion Senior Notes1,400,000   1,495,742      ---      ---
$100 Million Senior Notes  102,225     111,973      ---      ---
Salton Sea Notes and Bonds 626,816     646,397  448,754  463,720
Northern Eurobonds         426,785     516,080  427,732  482,064
CE Electric UK Funding
 Company Senior Notes      360,070     381,701  357,331  357,331
CE Electric UK Funding
 Company Sterling Bonds    324,916     391,199  322,534  333,257
Power Resources
 Project Debt               90,529      90,529  103,334  103,334
Coso Funding Corp. Project
 Loans                      67,705      71,128  106,616  112,932
Casecnan Notes and Bonds   371,500     302,248      ---      ---
Northern Short Term
 Treasury Loan              72,740      72,740      ---      ---
CE Gas Loan                 41,355      41,355      ---      ---

Other                          918         918    5,962    5,962
Convertible Preferred
 Securities of Subsidiary
 Trusts                    553,930     562,012  553,930  514,373

17.  Regulatory Matters

Northern  is  subject  to  price cap  regulation.   Price  control
formulas for the supply and distribution businesses are enforced by the Office of Electricity Regulation ("OFFER").

In the distribution business the current price control is expected to last until 2000. The formula was reviewed with effect from April 1, 1995 and April 1, 1996 which resulted in one-time reductions in allowed income per unit distributed of about 17% and 13% respectively, with continuing real reductions in each of the subsequent three years 1997/98 to 1999/2000. The current formula requires that each year regulated distribution income per unit is increased or decreased by RPI-Xd where RPI reflects the average of the twelve month inflation rates recorded for the previous July to December period and Xd is set at 3%. The formula also takes account of the changes in system electrical losses, the number of customers connected and the voltage at which customers receive the units of electricity distributed.

In the supply business the current formula applies only to domestic and some smaller non-domestic customers in the Northeast of England. The current formula took effect on April 1, 1998 and requires Northern to reduce prices to those customers protected by the new price control from the level prevailing at August 1, 1997 by about 4.2% (minus inflation) with effect from April 1, 1998 and by a further 3% (minus inflation) with effect from April 1, 1999.

The market for electricity supplied to customers with demands over 1MW was opened to competition in 1990. In 1994 this limit was reduced to 0.1MW. During 1998, liberalization of the entire market commenced in stages. Complete liberalization is to be achieved by the summer of 1999.


18.  Pension Commitments

Northern participates in the Electricity Supply Pension Scheme, which provides pension and other related defined benefits, based on final pensionable pay, to substantially all employees throughout the Electricity Supply Industry in the United Kingdom.

The actuarial computation for December 31, 1998 and 1997 assumed interest rates of 5.5% and 6.75%, respectively, an expected return on plan assets of 6.0% and 7.25%, respectively, and annual compensation increases of 3.5% and 4.75%, respectively, over the remaining service lives of employees covered under the plan. Amounts funded to the pension are primarily invested in equity and fixed income securities. Northern's funding policy for the plan is to contribute annually at a rate that is intended to remain a level percentage of compensation for the covered employees.

The following table details the funded status and the amount recognized in the balance sheet of the Company as of December 31, 1998 and 1997.

                                                    1998         1997

Change in benefit obligation:
Benefit obligation at beginning of the year    $   888,500$   830,900
Service cost                                        12,600     12,600
Interest cost                                       58,800     62,400
Plan participants' contributions                     5,800      6,100
Benefits paid                                      (46,700)   (48,600)
Experience loss and change of assumptions            7,000     25,100
Benefit obligation at end of the year              926,000    888,500

Change in plan assets:
Fair value of plan assets at beginning of
  the year                                       1,012,600    881,700
Actual return on plan assets                       154,200    157,800
Contributions                                       23,000     21,700
Benefits paid                                      (46,700)   (48,600)
Fair value of plan assets at end of the year     1,143,100  1,012,600

Funded status                                      217,100    124,100
Unrecognized net gain                              140,200     61,400
Prepaid benefit cost                          $     76,900 $   62,700

Net periodic pension cost for 1998 and 1997 included the following components (the components for the period from the acquisition date of Northern to December 31, 1996 are not meaningful):

                                                     1998       1997
Service cost - benefits earned during the period$   12,600  $  12,600
Interest cost on projected benefit obligation       58,800     62,400
Actual return on plan assets                       (68,000)   (71,400)
Net periodic pension cost                       $    3,400 $    3,600

19.                          Commitments and Contingencies

Indonesia

On December 2, 1994, subsidiaries of the Company, Himpurna California Energy Ltd. ("HCE") and Patuha Power, Ltd. ("PPL", together with HCE, the "Indonesian Subsidiaries") executed separate joint operation contracts for the development of the geothermal steam field and geothermal power facilities located in Central Java in Indonesia with Perusahaan Pertambangan Minyak Dan Gas Bumi Negara ("Pertamina"), the Indonesian national oil company, and executed separate "take-or-pay" energy sales contracts with both Pertamina and P.T. PLN (Persero) ("PLN"), the Indonesian national electric utility. The Government of Indonesia provided sovereign guarantees of the obligations under the "take-or-pay" contracts.

In 1997 and 1998 a series of Indonesian government decrees and other actions (including the non-payment of all monthly invoices from HCE's Dieng Unit I, which became operational in March 1998) have created significant uncertainty as to whether PLN and the Indonesian government will honor their contractual obligations to the Indonesian Subsidiaries. The Indonesian Subsidiaries in 1998 initiated dispute resolution procedures under the ESCs and sovereign guarantees with PLN and the Government of Indonesia and subsequently commenced arbitration to resolve the dispute and they intend to continue to take actions to require the Government of Indonesia to honor its contractual obligations. However, actions by the Government of Indonesia have created significant risks to the Indonesian Subsidiaries. Dieng Unit I was operationally and contractually completed in March 1998 when the "take-or-pay" obligations under its contract with PLN commenced. However, PLN has defaulted on the contractually required and sovereign guaranteed "take-or-pay" payment obligations. Accordingly, the arbitration is proceeding before an international arbitration panel, as provided under the Indonesian Subsidiaries' contracts with PLN. The arbitration involves both PLN and the Government of Indonesia and is expected to conclude in the third quarter of 1999.

NYSEG

On February 14, 1995, NYSEG filed with the FERC a Petition for a Declaratory Order, Complaint, and Request for Modification of Rates in Power Purchase Agreements Imposed Pursuant to the Public Utility Regulatory Policies Act of 1978 ("Petition") seeking FERC
(i) to declare that the rates NYSEG pays under the Saranac PPA, which was approved by the New York Public Service Commission (the "PSC") were in excess of the level permitted under PURPA and (ii) to authorize the PSC to reform the Saranac PPA. On March 14, 1995, the Saranac Partnership intervened in opposition to the Petition asserting, inter alia, that the Saranac PPA fully complied with PURPA, that NYSEG's action was untimely and that the FERC lacked authority to modify the Saranac PPA. On March 15, 1995, the Company intervened also in opposition to the Petition and asserted similar arguments. On April 12, 1995, the FERC by a unanimous (5-0) decision issued an order denying the various forms of relief requested by NYSEG and finding that the rates required under the Saranac PPA were consistent with PURPA and the FERC's regulations. On May 11, 1995, NYSEG requested rehearing of the order and, by order issued July 19, 1995, the FERC unanimously (5-
0) denied NYSEG's request. On June 14, 1995, NYSEG petitioned the United States Court of Appeals for the District of Columbia Circuit (the "Court of Appeals") for review of FERC's April 12, 1995 order. FERC moved to dismiss NYSEG's petition for review on July 28, 1995. On October 30, 1996, all parties filed final briefs and the Court of Appeals heard oral arguments on December 2, 1996. On July 11, 1997, the Court of Appeals dismissed NYSEG's appeal from FERC's denial of the petition on jurisdictional grounds.

On August 7, 1997, NYSEG filed a complaint in the U.S. District Court for the Northern District of New York against the FERC, the PSC (and the Chairman, Deputy Chairman and the Commissioners of the PSC as individuals in their official capacity), the Saranac Partnership and Lockport Energy Associates, L.P. ("Lockport") concerning the power purchase agreements that NYSEG entered into with Saranac Partners and Lockport.

NYSEG's suit asserts that the PSC and the FERC improperly implemented PURPA in authorizing the pricing terms that NYSEG, the Saranac Partnership and Lockport agreed to in those contracts. The action raises similar legal arguments to those rejected by the FERC in its April and July 1995 orders. NYSEG in addition asks for retroactive reformation of the contracts as of the date of commercial operation and seeks a refund of $281 million from the Saranac Partnership. Saranac and other parties have filed motions to dismiss and oral arguments on those motions were heard on March 2, 1998 and again on March 3, 1999. Saranac believes that NYSEG's claims are without merit for the same reasons described in the FERC's orders.

20.  Segment Information

The Company has adopted SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" which requires certain disclosures about operating segments in a manner that is consistent with how management evaluates the performance of the segment. The Company has identified three reportable business segments principally based on geographic area, pursuant to SFAS 131: Domestic electricity generation, foreign electricity generation (principally the Philippines) and foreign utility operations. Information related to the Company's reportable operating segments is shown below.

                             1998      1997       1996
Revenue
Domestic generation      $  583,311$  570,587$  486,189
Foreign generation          223,650   102,960    33,282
Foreign utility           1,842,930 1,566,442    39,191
Segment revenue           2,649,891 2,239,989   558,662
Corporate                    32,820    30,922    17,533
                         $2,682,711$2,270,911 $ 576,195
Operating income *
Domestic generation       $ 313,983 $ 301,589 $ 259,665
Foreign generation          142,977    61,131    16,766
Foreign utility             172,772   191,299     6,163
Segment operating income    629,732   554,019   282,594
Corporate                   (10,387)  (12,882)  (10,931)
                          $ 619,345 $ 541,137 $ 271,663

Capital expenditures
Domestic generation      $  105,458 $  58,956 $  85,764
Foreign generation          204,301   177,813   248,228
Foreign utility             184,631   134,050       ---
Segment capital expenditures494,390   370,819   333,992
Corporate                       537     9,830     7,714
                          $ 494,927  $380,649 $ 341,706
* Operating income excludes the loss on equity investment in Casecnan, net interest expense and the non-recurring Indonesian asset impairment charge.

                             1998          1997
Identifiable assets
Domestic generation       $ 2,458,842  $ 2,268,629
Foreign generation          1,956,387      835,616
Foreign utility             3,095,839    2,937,686
Segment identifiable assets 7,511,068    6,041,931
Corporate                   1,592,456    1,445,695
                          $ 9,103,524  $ 7,487,626
Long-lived assets
Domestic generation       $ 1,960,433  $ 1,966,499
Foreign generation          1,275,104      524,937
Foreign utility             2,519,615    2,331,533
Segment long-lived assets   5,755,152    4,822,969
Corporate                      19,063       18,729
                          $ 5,774,215  $ 4,841,698

The remaining differences from the segment amounts to the consolidated amounts relate principally to the corporate functions including administrative costs, corporate cash and related interest income.

21.  Subsequent Events

As discussed in Note 3, on August 11, 1998, the Company entered into an Agreement and Plan of Merger with MidAmerican. The MidAmerican Merger closed on March 12, 1999 and the Company paid $27.15 in cash for each outstanding share of MidAmerican common stock for a total of approximately $2.42 billion in a merger, pursuant to which MidAmerican became an indirect wholly owned subsidiary of the Company. Additionally, the Company reincorporated in the State of Iowa, was renamed MidAmerican Energy Holdings Company and upon closing became an exempt public utility holding company.

The consummation of the MidAmerican Merger was conditioned upon receipt of a number of regulatory and shareholder approvals. In addition, regulatory approval required the disposition of partial interests in certain of the Company's independent power generating facilities prior to the consummation of the MidAmerican Merger in order to maintain the qualifying facilities status of such power generating facilities. To accomplish this disposition, the following events occurred in the first quarter of 1999:

On January 29, 1999, the Company commenced a cash offer for all of its outstanding Limited Recourse Notes. The Company received tenders from holders of an aggregate of $195,765 principal which were paid on March 3, 1999, at a redemption price of 110.025% plus accrued interest.

On February 8, 1999, the Company created a new subsidiary, CE Generation LLC ("CE Generation") and subsequently transferred its interest in the Company's power generation assets in the Imperial Valley and the Gas Plants to CE Generation.

On February 26, 1999, the Company closed the sale of all of its indirect ownership interests in the Coso Joint Ventures to Caithness Energy LLC. The price includes $205,000 in cash and $5,000 in contingent payments.

On March 2, 1999, CE Generation closed the sale of $400,000 aggregate principal amount of its 7.416% Senior Secured Bonds due 2018 and distributed the proceeds to the Company.

On March 3, 1999, the Company closed the sale of 50% of its ownership interests in CE Generation to an affiliate of El Paso Energy Corporation for approximately $247,000 in cash, $6,500 in contingent payments and $23,500 in equity commitments. Including the gross proceeds from the CE Generation debt offering, the aggregate consideration was approximately $677,000.

On March 11, 1999, MidAmerican Funding, LLC, a wholly-owned subsidiary of the Company, issued $200,000 of 5.85% Senior Secured Notes due 2001, $175,000 of 6.339% Senior Secured Notes due 2009, and $325,000 of 6.927% Senior Secured Bonds due 2029. The proceeds from the offering were used to complete the MidAmerican Merger.

22. QUARTERLY FINANCIAL DATA (UNAUDITED)

Following is a summary of the Company's quarterly results of operations for the years ended December 31, 1998 and 1997.

                                         Three Months Ended *
 1998:                         March 31    June 30    September 30 December 31
Operating revenue              $621,851   $590,589    $600,862        $741,904
Total revenue                   644,311    620,518     627,747         790,135
Total costs and expenses        588,401    555,961     537,477         728,819
Income before income taxes       55,910     64,557      90,270          61,316
Provision for income taxes       18,531     21,952      32,112          20,670
Income before minority interest  37,379     42,605      58,158          40,646
Minority interest                10,084     10,139      10,535          10,518
Income before extraordinary item
  and cumulative effect of
  change in accounting principle 27,295     32,466      47,623          30,128
Extraordinary item, net of tax      ---        ---         ---          (7,146)
Cumulative effect of change in
  accounting principle, net of tax  ---        ---         ---          (3,363)
Net income attributable to
  common  stockholders          $27,295    $32,466     $47,623         $19,619
Income per share before
  extraordinary item and
  cumulative effect of change
  in accounting principle      $    .45  $     .54   $     .80        $    .51
Extraordinary item                  ---        ---         ---            (.12)
Cumulative effect of change in
  accounting principle              ---        ---         ---            (.06)
Net income per share           $    .45  $     .54   $     .80      $      .33
Weighted average basic shares
  outstanding                    61,081     60,235      59,674          59,566
Income per share before extraordinary item
   and cumulative effect of change in
   accounting principal -
   diluted                     $    .43   $    .51   $     .72       $     .48
Extraordinary item - diluted        ---        ---         ---            (.10)
Cumulative effect of change in
  accounting principle - diluted    ---        ---         ---            (.04)
Net income per share - diluted   $  .43   $    .51   $     .72      $      .34
Weighted average diluted shares
   outstanding                   69,343     74,346      73,540          73,627

                                       Three Months Ended *
  1997:                      March 31   June 30  September 30   December 31
Operating revenue           $542,589   $505,922    $527,896      $589,931
  Total revenue              565,976    524,994     551,893       628,048
  Total costs and expenses   506,104    460,184     467,900       639,863
  Income (loss) before
   income taxes               59,872     64,810      83,993       (11,815)
  Provision for income taxes  22,249     24,342      27,929        24,524
  Income (loss) before
   minority interest          37,623     40,468      56,064       (36,339)
  Minority interest           10,175      9,579       9,656        16,583
  Income (loss) before
   extraordinary item         27,448     30,889      46,408       (52,922)
  Extraordinary item             ---        ---    (135,850)          ---
  Net income (loss)
 attributable to
  common stockholders       $ 27,448    $30,889   $ (89,442)     $(52,922)
  Income (loss) per share before
    extraordinary item      $    .43    $   .49   $     .73      $   (.67)
  Extraordinary item             ---        ---       (2.14)          ---
  Net income (loss) per
 share                      $    .43    $   .49   $   (1.41)     $   (.67)
 Weighted average basic
 shares outstanding           63,511     63,531      63,380        78,649
 Income (loss) per share
 before extraordinary item -
 diluted                    $    .42    $   .46   $     .67      $   (.67)
 Extraordinary item-diluted      ---        ---       (1.80)          ---
 Net income (loss) per
 share - diluted            $    .42    $   .46   $   (1.13)     $   (.67)
 Weighted average diluted
 shares outstanding           69,846     72,759      75,555        78,649


* The Company's operations are seasonal in nature.

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
MidAmerican Energy Holdings Company
Omaha, Nebraska

We have audited the accompanying consolidated balance sheets of MidAmerican Energy Holdings Company (the successor to CalEnergy Company, Inc.) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MidAmerican Energy Holdings Company and subsidiaries at December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



Deloitte & Touche LLP
Omaha, Nebraska
January 28, 1999 (March 12, 1999 as to Note 3 and Note 21)